UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2020

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET
LONDON, SW1E 5LB
UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE
Date	18 February 2020
Number	03/20

BHP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2019

Safety and sustainability: Safety is our top priority and social value underpins everything we do

•	There were no fatalities at our operated sites over the last 12 months.

•	Social value is an essential precondition to shareholder value – new agreements for Escondida and Spence to transition towards 100% renewable energy sources will reduce costs and CO2 emissions.

Maximise cash flow: Stable operating performance, solid free cash flow generation and high margin

•	Attributable profit of US$4.9 billion and Underlying attributable profit(i) of US$5.2 billion up 39% from the prior period.

•

Profit from operations of US$8.3 billion and Underlying EBITDA(i) of US$12.1 billion at a margin(i) of 56%, with production and unit costs at all our major assets on track to achieve full year guidance.

•	Net operating cash flow of US$7.4 billion and free cash flow(i) of US$3.7 billion reflects higher iron ore prices and a solid operating performance.

Capital discipline: Value accretive investments and net debt at the lower end of the target range

•

Capital and exploration expenditure(i) of US$3.8 billion. Guidance for the 2020 and 2021 financial years remains unchanged, with two major projects expected to achieve first production within the next 12 months. Investment in the Ruby oil and gas project (Trinidad and Tobago) was approved in August 2019.

•

We continue to advance our exploration programs in petroleum and copper, with the third phase of the drilling program at Oak Dam in South Australia in progress and expected to be completed in the June 2020 quarter.

•

Our balance sheet is strong. The inclusion of derivatives (US$0.4 billion) and the application of IFRS 16 Leases (US$1.9 billion) has increased net debt(i)(1) by US$2.3 billion to US$12.8 billion at 31 December 2019, compared to US$9.2 billion reported at 30 June 2019.

Value and returns: Second highest ordinary dividend of 65 US cps and ROCE up to 19%

•

The Board has determined to pay an interim dividend of 65 US cents per share or US$3.3 billion, which includes an additional amount of 14 US cents per share (equivalent to US$0.7 billion) above the 50% minimum payout policy.

•	Underlying return on capital employed(i) strong at 19%.

Half year ended 31 December	2019 US$M	2018 US$M	Change %
Total operations
Attributable profit	4,868	3,764	29%
Basic earnings per share (cents)	96.3	71.0	36%
Interim dividend per share (cents)	65.0	55.0	18%
Net operating cash flow	7,442	7,274	2%
Capital and exploration expenditure	3,795	3,501	8%
Net debt(1)	12,843	10,644	21%
Underlying attributable profit	5,186	3,732	39%
Underlying basic earnings per share (cents)(i)	102.6	70.4	46%

Continuing operations
Profit from operations	8,314	7,333	13%
Underlying EBITDA	12,084	10,539	15%
Underlying attributable profit(i)	5,186	4,032	29%
Net operating cash flow	7,442	6,709	11%

(1)

The definition of net debt has changed to include the fair value of derivatives used to hedge foreign exchange and interest rate risk related to cash and borrowings. Prior period comparatives have been restated to reflect the change in net debt calculation. Net debt was restated from US$9.2 billion to US$9.4 billion as at 30 June 2019.

IFRS 16 became effective from 1 July 2019. As at 31 December 2019, the impact from the application of IFRS 16 Leases was US$1.9 billion. Further detail is included in Note 2 to the Financial Statements.

Results for the half year ended 31 December 2019

BHP Chief Executive Officer, Mike Henry:

“We delivered a strong set of half-year results, grounded in solid operational performance. Underlying EBITDA was up 15 per cent, to US$12 billion, and return on capital employed increased, to 19 per cent. With solid cash flow, the Board announced an interim dividend of 65 US cents per share, our second highest on record.

BHP is in good shape. We have passionate and committed people hungry to perform. We have brought together high quality assets in a simple portfolio that allows us to create value at scale. Our balance sheet is strong and we have embedded a Capital Allocation Framework which drives discipline and better decisions.

From these strong foundations, we will build on our momentum to deliver exceptional performance. I intend for BHP to be unquestionably the industry’s best operator – safer, lower cost, more reliable and more productive – with our portfolio and capabilities fit for the future. We will be open to new ideas, more connected to those around us and more commercial in our thought and actions.

Despite near term uncertainty – due to the coronavirus outbreak, trade policy and geopolitics – we remain convinced about the positive underlying fundamentals of our commodities. We see enormous potential to reliably deliver exceptional financial and operational performance, and to grow value and returns.”

Social value underpins everything we do

Safety and sustainability

Our highest priority is the safety, health and wellbeing of our employees and contractors. We continue to focus on leading indicators of our safety performance.

We are taking action on climate change. In October 2019, we announced four new renewable power contracts for Escondida and Spence that will replace existing contracts. The contracts are value accretive and will effectively displace 3 Mt CO2-e per year from the 2022 financial year. We aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable energy sources from the mid-2020s. We are also minimising our water impact. Escondida has eliminated water drawdown from aquifers for operational supply 10 years ahead of its 2030 target. This was made possible by increased water consumption efficiency driven by BHP’s continuous improvement program, and the completion in December 2019 of the Escondida Water Supply Expansion project, which further increased total desalinated water capacity.

Work is progressing on the implementation of the climate change initiatives announced in July 2019, including the setting of Scope 3 emissions goals, a science-based target for Scope 1 and 2 emissions to set the trajectory towards our longer term goal of net-zero operational emissions, the US$400 million Climate Investment Program, updating our climate portfolio analysis, and clarifying and strengthening the link between performance against emissions targets and BHP’s executive pay plans. We will provide an update later in the 2020 calendar year.

We have created over 1,500 permanent jobs in Australia with Operations Services now deployed at 13 locations across Western Australia Iron Ore (WAIO), Queensland Coal and New South Wales Energy Coal (NSWEC). Deployments are successfully accelerating safety and productivity achievements.

Our local buying program remains a key community program supporting regional economies and strengthening local relationships.

The BHP Foundation, which is funded by BHP, continues to work with partner organisations to address some of the world’s most critical sustainable development challenges, with focus on resource governance, environmental resilience, and education equity. Further information can be found at: bhp.com/community/bhp-foundation

Key indicators(1)	Target	H1 FY20	H2 FY19	H1 FY19	FY19	Comment

Fatalities	Zero work-related fatalities	0	0	1	1	No fatalities at our operated sites over the last 12 months.

High Potential Injury (HPI) frequency rate (per million hours worked)(2)	Year-on-year improvement in HPI frequency rate	0.32	0.33	0.28	0.31	Five per cent increase from FY19.

TRIF (per million hours worked)	Year-on-year improvement in TRIF	4.6	5.0	4.3	4.7	Two per cent reduction from FY19.

Operational greenhouse gas emissions (Mt CO2-e)	Maintain FY22 operational GHG emissions at or below FY17 levels(4)	7.3	7.1	7.2	14.3(3)	Well placed to meet our five-year target.

Fresh water withdrawals (GL)	Reduce FY22 fresh water withdrawal by 15 per cent from FY17 levels(5)	75.0	78.5	77.0	155.5	On track to meet our five-year target. Our 2019 Water Stewardship Position Statement confirms our commitment to water stewardship.

Social investment (US$M)	No less than one per cent of pre-tax profit (three-year rolling average)	29.8	78.4	15.1	93.5	On track to meet our social investment target.

Diversity (% of female workforce participation)	Aspirational goal for gender balance by CY2025	24.8	24.5	23.3	24.5	Continued increase in the representation of female employees.

(1)	Presented on a total operations basis, except for operational GHG emissions and fresh water withdrawals.
(2)	HPI frequency rate: number of injuries from events where there was the potential for a fatality per million hours worked.
(3)	FY19 operational GHG emissions have been revised subsequent to the FY19 annual report following HSE data audit; previously reported as 14.2 Mt.
(4)	In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US).
(5)	In FY17, our fresh water withdrawals were 157.3 GL (on an adjusted basis, excluding Onshore US).

Samarco

BHP remains committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and reestablish communities affected by the Samarco tragedy.

Resettlement remains a priority of the Renova Foundation and is progressing well. At Bento Rodrigues, construction of houses, a public school and a healthcare facility is well underway. At Paracatu, earthworks to prepare the town site are advancing and half the house designs, completed in collaboration with families, are finished, with a number of permits for their construction issued. At Gesteira, the urban plan is being discussed and designed in consultation with the community.

Under the compensation program, approximately BRL2 billion has been paid to the people affected by the Fundão dam failure up until 31 December 2019. More than 9,500 general damages claims have been resolved, in addition to the resolution of approximately 260,000 claims for temporary interruption to water supplies immediately following the dam failure. The Renova Foundation is also assisting more than 14,400 families with financial support.

Works to stabilise the impacted land areas have been successfully concluded by the Renova Foundation, with the riverbanks and floodplains vegetated, river margins stabilised and, in general, water and sediment qualities returned to historic conditions. In December 2019, the Renova Foundation successfully removed the Linhares barrier in the Pequeno River, allowing the free flow of water between the river and the Juparanã lake. The barrier was built as an emergency measure immediately after the Fundão dam failure.

In October 2019, Samarco obtained the Corrective Operating Licence required to progress towards operational restart of one concentrator. Works related to the construction of a filtration plant are underway. Restart can occur when the filtration system is complete and Samarco has met all necessary safety requirements, and will be subject to final approval by Samarco’s shareholders.

In the December 2019 half year, BHP reported an exceptional loss of US$6 million (after tax) in relation to the Samarco dam failure. Additional commentary is included on page 41.

Financial performance

Earnings and margins

•

Attributable profit of US$4.9 billion includes an exceptional loss of US$318 million (31 December 2018: US$3.8 billion, which includes an exceptional gain of US$32 million). The 31 December 2019 half year exceptional loss is related to the provision for cancellation of power contracts as part of a shift towards 100 per cent renewable energy at Escondida and Spence, and the Samarco dam failure.

•	Underlying attributable profit of US$5.2 billion (31 December 2018: US$3.7 billion) reflects a stable operating performance.

•

Profit from operations of US$8.3 billion (31 December 2018: US$7.3 billion) increased as a result of higher iron ore prices, operational stability and favourable exchange rate movements. This was partially offset by lower volumes (planned maintenance, petroleum natural field decline and copper grade decline), inflation and increased deferred stripping related costs at Escondida.

•

Underlying EBITDA of US$12.1 billion (31 December 2018: US$10.5 billion), with higher prices, operational stability, and favourable impacts of exchange rate movements and the application of IFRS 16 Leases, partially offset by lower volumes, inflation and other net movements.

•	Strong Underlying EBITDA margin of 56 per cent (31 December 2018: 52 per cent).

•	Underlying return on capital employed increased to 19.0 per cent (31 December 2018: 14.8 per cent excluding Onshore US).

Costs

•

Solid underlying performance across the portfolio (record volumes at Jimblebar, record average concentrator throughput at Escondida and strong operational performance at several Queensland Coal mines) was offset by the impacts from planned maintenance across a number of our assets, natural field decline in petroleum and grade decline at our copper assets.

•

Unit costs(i) tracking well at all our major assets (based on exchange rates of AUD/USD 0.70 and USD/CLP 683). Petroleum and Escondida unit costs were below guidance and reflects lower maintenance activity at Petroleum, and good cost control and higher by-product credits at Escondida. At WAIO, unit costs on a C1 basis excluding third party royalties, were lower than the prior period at US$12.75 per tonne (31 December 2018: US$13.85 per tonne).

•	Full year unit cost guidance remains unchanged for our major assets (based on exchange rates of AUD/USD 0.70 and USD/CLP 683).

•	Historical costs and guidance are summarised below:

			H1 FY20 at
	Medium-term guidance(1)	FY20 guidance(1)	guidance exchange rates(1)	realised exchange rates(2)	H1 FY19	H1 FY20(2) vs H1 FY19
Petroleum unit cost (US$/boe)	<13	10.50 - 11.50	9.68	9.56	11.14	(14%)
Escondida unit cost (US$/lb)(3)	<1.15	1.20 - 1.35	1.14	1.10	1.17	(6%)
WAIO unit cost (US$/t)(4)	<13	13 - 14	13.35	13.03	14.51	(10%)
Queensland Coal unit cost (US$/t)	54 - 61	67 - 74	72.30	70.66	70.20	1%

(1)	FY20 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70 and USD/CLP 683.
(2)	Average exchange rates for H1 FY20 of AUD/USD 0.68 and USD/CLP 729.
(3)	Escondida unit costs for FY20 are expected to be towards the lower end of the guidance range.
(4)	WAIO unit costs exclude freight and royalties. The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 20.

•	Production and guidance are summarised below:

Production	Medium-term guidance		FY20 guidance		H1 FY20	H1 FY19	H1 FY20 vs H1 FY19
Petroleum (MMboe)	~110	(1)	110 - 116	Bottom of range	57	63	(9%)
Copper (kt)			1,705 - 1,820		885	825	7%
Escondida (kt)	~1,200		1,160 - 1,230	Unchanged	602	580	4%
Other copper(2) (kt)			545 - 590	Unchanged	283	245	15%
Iron ore (Mt)			242 - 253		121	119	2%
WAIO (100% basis) (Mt)	290		273 - 286	Unchanged	137	135	2%
Metallurgical coal (Mt)	49 - 54		41 - 45		20	21	(2%)
Queensland Coal (100% basis) (Mt)			73 - 79	Unchanged	36	36	0%
Energy coal (Mt)			24 - 26		12	13	(12%)
NSWEC (Mt)			15 - 17	Unchanged	7	8	(11%)
Cerrejón (Mt)			~9	Unchanged	4	5	(13%)
Nickel (kt)			~87	Unchanged	35	40	(11%)

(1)

Petroleum medium-term production guidance represents average volumes over the period as higher volumes are expected longer term based on the unconstrained scenario presented at the petroleum briefing on 11 November 2019.

(2)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.

•

Group copper equivalent production was broadly unchanged in the December 2019 half year(ii), as record average concentrator throughput at Escondida and strong underlying operational performance at WAIO and Queensland Coal, offset the impacts of planned maintenance across a number of our assets and natural field decline in petroleum.

•

Petroleum production guidance for the 2020 financial year remains unchanged at between 110 and 116 MMboe, with volumes now expected to be at the bottom of the guidance range as a result of the impact from Tropical Cyclone Damien on North West Shelf operations in early February 2020.

•	WAIO and Queensland Coal remain on track to achieve production guidance for the 2020 financial year despite wet weather impacts during January and February 2020.

•	Group copper equivalent production for the full year is expected to be slightly higher than last year, despite a decline in petroleum volumes largely due to natural field decline.

Cash flow and balance sheet

•

Net operating cash flows of US$7.4 billion (31 December 2018: US$6.7 billion) reflects strong iron ore prices and a solid operating performance during the period. This includes an unfavourable working capital movement of US$0.6 billion (inclusive of the US$0.8 billion provision for cancellation of the Chile power contracts), largely as a result of inventory builds (following the prior year outages coupled with planned maintenance activities across the business in the current half year), price related impacts and payment of a royalty settlement with the Western Australian Government.

•	Free cash flow of US$3.7 billion for the half year, after capital and exploration expenditure of US$3.8 billion, and is consistent with the prior period.

•

Our balance sheet remains strong with net debt at US$12.8 billion at 31 December 2019 (30 June 2019: US$9.4 billion; 31 December 2018: US$10.6 billion). The increase of US$3.4 billion in net debt in the half year (or US$2.2 billion from 31 December 2018) reflects a record final dividend paid to shareholders of US$3.9 billion and a US$1.9 billion impact from the application of IFRS 16 Leases, partially offset by solid free cash flow generation.

•

Additional new leases commencing in the second half of the 2020 financial year (including the Spence Growth Option desalination plant and renewals of lease arrangements) are expected to increase net debt by a further US$1.1 billion. Included within leases are vessel lease contracts that are priced with reference to a freight index that can be volatile. While these contracts make up less than 20 per cent of the total lease liability balance as at 31 December 2019, they must be remeasured with reference to a freight index at each reporting date and could potentially cause significant movements in lease assets, lease liabilities and net debt.

•

We remain committed to a strong balance sheet through the commodity price cycle, with a net debt target range of US$12 to US$17 billion. In the near term, we expect net debt to remain towards the lower end of the target range.

•	Gearing ratio(i) of 19.7 per cent (30 June 2019: 15.4 per cent; 31 December 2018: 16.1 per cent).

Dividends

•

The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the December 2019 half year period is 51 US cents per share or US$2.6 billion.

•

The Board has determined to pay an additional amount of 14 US cents per share or US$0.7 billion, taking the interim dividend to 65 US cents per share or US$3.3 billion. This is the second highest ordinary dividend announced and is equivalent to a 63 per cent payout ratio (31 December 2018: 75 per cent).

•

The dividend reflects the solid cash flow generated in the period, caution due to near term market volatility driven by the 2019 coronavirus disease outbreak, trade policy and geopolitics, and our preference for net debt to be at the bottom end of the US$12 to US$17 billion target range.

Capital and exploration

•	Capital and exploration expenditure of US$3.8 billion in the December 2019 half year included maintenance expenditure(iii) of US$1.0 billion and exploration of US$390 million.

•

Capital and exploration expenditure guidance is unchanged at below US$8 billion for the 2020 financial year and approximately US$8 billion for the 2021 financial year. Guidance is subject to exchange rate movements.

•	This guidance includes a US$0.9 billion exploration program being executed for the 2020 financial year, including US$0.7 billion for petroleum exploration and appraisal expenditure.

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY20e US$B	H1 FY20 US$M	H1 FY19 US$M	FY19 US$M
Maintenance(1)(2)	2.1	1,016	829	1,978
Development
Minerals	3.9	2,069	1,545	3,680
Petroleum(2)	1.1	320	287	592

Capital expenditure (purchases of property, plant and equipment)	7.1	3,405	2,661	6,250

Add: exploration expenditure	0.9	390	397	873

Capital and exploration expenditure – continuing operations	< 8.0	3,795	3,058	7,123

Capital and exploration expenditure – discontinued operations	—	—	443	443

Capital and exploration expenditure – total operations	< 8.0	3,795	3,501	7,566

(1)	Includes capitalised deferred stripping of US$0.8 billion for FY20 and US$472 million for H1 FY20 (H1 FY19: US$508 million; FY19: $1.0 billion).
(2)	Petroleum capital expenditure for FY20 includes US$1.1 billion of development and US$0.1 billion of maintenance.

•	Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with our automation programs, is unchanged and forecast to be approximately:

•	US$4 per tonne for WAIO, including the capital cost for South Flank;

•	US$8 per tonne for Queensland Coal; and

•	US$6 per tonne for NSWEC.

Projects

•	Our latent capacity projects are tracking to plan:

•	Escondida Water Supply Expansion project was completed in December 2019, on schedule and budget, further increasing total desalinated water capacity to 3,800 litres per second;

•	West Barracouta project is expected to achieve first production in the 2021 calendar year; and

•	WAIO to sustainably achieve supply chain capacity of 290 Mtpa over the medium term.

•	On 8 August 2019, the BHP Board approved an investment of US$283 million (BHP share) for the development of the Ruby oil and gas project in Trinidad and Tobago.

•

At the end of the December 2019 half year, BHP had six major projects under development (in petroleum, copper, iron ore and potash) with a combined budget of US$11.4 billion over the life of the projects. The Spence Growth Option and Atlantis Phase 3 are both expected to achieve first production within the next 12 months.

•

The Jansen Stage 1 potash project in Canada remains on track to be presented to the BHP Board by February 2021, with the forecast capital cost unchanged at between US$5.3 to 5.7 billion. In October 2019, the BHP Board approved US$345 million for work on engineering to support project planning and on finalising the port solution, advancing other engineering and procurement activities and preparation works for underground development. The final shaft lining work is continuing, however it is taking longer than expected due to extended preparation works. The execution timeline is not expected to be impacted by the extended time for completion of the shafts.

•

On 18 November 2019, BHP and Woodside signed a non-binding Heads of Agreement to progress the Scarborough gas development which, amongst other terms, includes agreement on a competitive tariff for gas processing through the Pluto LNG facility. BHP and Woodside are targeting finalisation of the required conditional binding agreements by the end of March 2020. The project has progressed to feasibility study phase and a final investment decision by BHP is expected from the middle of the 2020 calendar year. BHP has elected not to exercise its option for an additional 10 per cent of the WA-1-R lease.

•

In November 2019, we announced the Goonyella Riverside mine in Queensland would be the first coal site to implement autonomous haul trucks. Our Eastern Ridge iron ore mine and Daunia coal mine are additional sites that have feasibility studies, and we will continue to assess the value case for potential expansion of this technology to our other Australian iron ore and coal operations.

•	Major projects under development are summarised below:

Commodity	Project and ownership	Project scope / capacity(1)	Capital expenditure(1) US$M	Date of initial production	Progress / comments
			Budget	Target
Projects in execution at 31 December 2019

Copper	Spence Growth Option (Chile) 100%	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	2,460	H1 FY21	On schedule and budget. The overall project is 81% complete.

Iron Ore	South Flank (Australia) 85%	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi mine.	3,061	CY21	On schedule and budget. The overall project is 58% complete.

Petroleum	Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	696	CY20	On schedule and budget. The overall project is 36% complete.

Petroleum	Ruby (Trinidad & Tobago) 68.46% (operator)	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	283	CY21	On schedule and budget. The overall project is 13% complete.

Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154	CY22	On schedule and budget. The overall project is 65% complete.

Other projects in progress at 31 December 2019

Potash(2)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,700		The project is 85% complete.

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflect BHP’s share.

(2)	Potash capital expenditure of approximately US$250 million is expected for FY20.

Capital Allocation Framework

Adherence to our Capital Allocation Framework aims to balance value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.

	H1 FY20 US$B	H1 FY19 US$B	FY19 US$B
Net operating cash flow – total operations	7.4	7.3	17.9

Our priorities for capital
Maintenance capital	1.0	0.8	2.0
Strong balance sheet	✓	✓	✓
Minimum 50% payout ratio dividend	2.7	2.5	4.4

Excess cash(1)	3.0	3.2	10.2

Balance sheet	(1.0)	1.4	2.8
Additional dividends	1.2	0.9	7.0
Buy-back	–	5.2	5.2
Organic development	2.8	2.7	5.6
Acquisitions/(Divestments)	–	(7.0)	(10.4)

(1)

Includes total net cash outflow of US$0.7 billion (H1 FY19: US$0.8 billion) which comprises dividends paid to non-controlling interests of US$0.6 billion (H1 FY19: US$0.6 billion); net investment and funding of equity accounted investments of US$0.3 billion (H1 FY19: US$0.4 billion) and an adjustment for exploration expenses of US$(0.2) billion (H1 FY19: US$(0.2) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Outlook

Economic outlook

The global economy grew by around 3 per cent in the 2019 calendar year, with most major regions experiencing slower growth than in the prior year. We expect global growth to register between 3 and 3 1⁄2 per cent in the 2020 calendar year. The 2019 coronavirus disease outbreak, trade policy and geopolitics are key uncertainties.

If the viral outbreak is not demonstrably well contained within the March quarter, we expect to revise our expectations for economic and commodity demand growth downwards. This caveat applies, to varying degrees, across our portfolio and we will continue to monitor. In this regard, we highlight the distinction between a permanent loss of demand in oil due to foregone transport services; and temporary demand losses with the opportunity to be reclaimed, as in steel and copper end-use.

China’s economy grew by 6.1 per cent in the 2019 calendar year, with now some obvious downside risk in achieving a similar outcome for the 2020 calendar year. Over the medium term, China’s policymakers are expected to continue to seek a balance between reform and macroeconomic and financial stability. Over the longer term, we expect China’s economic growth rate to decelerate as the working age population falls and the capital stock matures.

The US performed well, on average, in the 2019 calendar year, although manufacturing activity softened noticeably in the second half. Europe and Japan have been weak, weighed down by the automobile and electronics sectors. The Indian economy has stuttered recently and is expected to grow below its trend pace in the 2020 calendar year.

Wage and inflation trends have been generally benign across our major operating jurisdictions. Many of our uncontrollable cost exposures such as diesel, power, explosives and steel products have receded in the last six months, reflecting in the most part lower commodity prices.

We are actively monitoring the rapidly evolving social, political and economic situation in Chile. We expect the next two years to remain highly uncertain, with the process for arriving at a new Constitution dominating the agenda. This will introduce high levels of uncertainty into decision making in both the public and private spheres.

Commodities outlook

Global steel production growth moderated in the first half of the 2020 financial year. The growth profile became increasingly reliant on China as the year progressed, with most other regions contracting. Weakness in manufacturing end-use sectors was the main reason for declining output outside China. Steel mill profitability has been challenged against this backdrop, with blast furnaces in particular caught between falling output prices and rising input costs. Global steel production is expected to increase modestly in the 2020 calendar year, with a slowdown in Chinese growth offset by some improvement in other key regions.

The Platts 62% Fe Iron Ore Fines price index has been elevated since the Brumadinho tailings dam tragedy in Brazil first disrupted the market in late January 2019. The lump premium has also been favourable. We expect supply conditions to return to a more normal path on a one to two year timeframe. Prices are likely to be volatile as that adjustment plays out. High cost production, on a value-in-use adjusted basis, from Australia or Brazil is expected to determine market price in the longer term. Quality differentiation will remain a durable element in iron ore price formation.

The Platts Premium Low-Volatile Metallurgical Coal price index weakened markedly in the first half of the 2020 financial year. Weaker demand from Europe and India and rising supply, mostly in the mid-quality bracket, contributed to the correction. China’s import policies are expected to remain a source of uncertainty. Longer term, we expect India to sustain strong demand growth, while high-quality metallurgical coals are expected to continue to offer steelmakers value-in-use benefits.

Copper prices have been heavily influenced by swings in global trade uncertainty. The 2020 financial year began with prices under downward pressure as trade tensions escalated. Prices ended the half year on an improving trend as the situation calmed. Against this volatile backdrop, underlying fundamentals remain sound. Copper demand is expected to grow steadily. Grade decline, rising input costs, water constraints, above ground risk and a scarcity of high-quality future development opportunities continue to constrain the industry’s ability to meet this growing demand at low cost. Scrap supply and aluminium substitution are constraints on the upside.

Nickel prices reacted strongly to the Indonesian government’s decision to bring forward the timing of its ore export ban. Nickel sentiment was also affected by the swings in trade uncertainty that influenced other base metals. As the second half of the 2020 financial year opens, inventories are relatively high in key parts of the nickel value chain. Longer term, the electrification of transport is expected to require on-going investment in new sources of supply.

Crude oil prices were volatile in the first half of the 2020 financial year. Shifting global growth expectations and geopolitical risk were arguably the two major forces driving the market over the last six months. We anticipate a net demand loss due to the 2019 coronavirus disease outbreak in the near term. The fundamental long-term outlook remains positive, underpinned by resilient demand and natural field decline in supply. The Japan-Korea Marker price for LNG performed poorly in the first half of the 2020 financial year, reflecting slower growth in North Asian demand and a large increment of new supply from project ramp-ups, with more to come in the near term. Longer term, we expect LNG to grow faster than overall gas demand, with price formation progressing towards global harmonisation.

Potash prices moved lower in the first half of the 2020 financial year. Annual demand growth of two to three per cent is expected over the next decade. That should result in demand exceeding available supply from on-stream, latent and forthcoming capacity by the mid-to-late 2020s.

Further information on BHP’s economic and commodity outlook can be found at: bhp.com/prospects

Underlying EBITDA

The following table and commentary describe the impact of the principal factors(i) that affected Underlying EBITDA for the December 2019 half year compared with the December 2018 half year:

	US$M
Half year ended 31 December 2018	10,539
Net price impact:
Change in sales prices	1,560	Higher average realised prices for iron ore and copper, offset by lower average realised prices for metallurgical coal, petroleum and thermal coal.
Price-linked costs	(110)	Increased royalties reflect higher realised prices for iron ore, partially offset by decreased royalties related to metallurgical coal, petroleum and thermal coal.
	1,450
Change in volumes	(126)

Record average concentrator throughput at Escondida, record production at Jimblebar, and operational stability following the prior period impacts of unplanned outages. This was partially offset by lower volumes due to planned maintenance across a number of our assets, a change in product strategy at NSWEC to focus on higher quality products and lower concentrator head grade at Escondida.

Lower petroleum volumes, with an impact of US$(307) million, largely due to natural field decline across the portfolio.

Change in controllable cash costs:
Operating cash costs	142	Operational stability underpinned net favourable inventory movements across our assets. Lower labour costs at Escondida due to the prior period end-of negotiation bonus payments. This was partially offset by increased maintenance activities during the period.
Exploration and business development	(36)	Higher business development costs in Mexico following the successful exploration program at Trion.
	106
Change in other costs:
Exchange rates	278	Impact of the weakening Australian dollar and Chilean peso against the US dollar.
Inflation	(169)	Impact of inflation on the Group’s cost base.
Fuel and energy	29	Predominantly lower diesel prices at our minerals assets.
Non-Cash	(260)	Increased deferred stripping depletion and lower overburden movement at Escondida.
	(122)
Asset sales	6
Ceased and sold operations	(59)	Sale of our interests in the Bruce and Keith oil and gas fields in the prior period.
Other items	290	Other includes favourable impacts from the application of IFRS 16 Leases of US$393 million, a revaluation of embedded derivatives in the Trinidad and Tobago gas contract and the impact of the prior period settlement of a royalty dispute with the Western Australian Government. This was partially offset by lower average realised prices received by our equity accounted investments (Antamina and Cerrejón).

Half year ended 31 December 2019	12,084

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices(1)	H1 FY20	H1 FY19	H2 FY19	FY19	H1 FY20 vs H1 FY19	H1 FY20 vs H2 FY19	H1 FY20 vs FY19
Oil (crude and condensate) (US$/bbl)	60.64	69.91	63.29	66.59	(13%)	(4%)	(9%)
Natural gas (US$/Mscf)(2)	4.26	4.67	4.42	4.55	(9%)	(4%)	(6%)
LNG (US$/Mscf)	7.62	10.19	8.53	9.43	(25%)	(11%)	(19%)
Copper (US$/lb)	2.60	2.54	2.70	2.62	2%	(4%)	(1%)
Iron ore (US$/wmt, FOB)	78.30	55.62	77.74	66.68	41%	1%	17%
Metallurgical coal (US$/t)	140.94	179.82	179.53	179.67	(22%)	(21%)	(22%)
Hard coking coal (HCC) (US$/t)(3)	154.01	197.86	201.33	199.61	(22%)	(24%)	(23%)
Weak coking coal (WCC) (US$/t)(3)	101.06	134.12	126.46	130.18	(25%)	(20%)	(22%)
Thermal coal (US$/t)(4)	58.55	84.15	72.18	77.90	(30%)	(19%)	(25%)
Nickel metal (US$/t)	15,715	12,480	12,444	12,462	26%	26%	26%

(1)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)	Includes internal sales.
(3)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(4)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

In Copper, the provisional pricing and finalisation adjustments increased Underlying EBITDA by US$16 million in the December 2019 half year and is included in the average realised copper price in the above table.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2019	Average Half year ended 31 December 2018	As at 31 December 2019	As at 31 December 2018	As at 30 June 2019
Australian dollar(1)	0.68	0.72	0.70	0.71	0.70
Chilean peso	729	671	749	696	680

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments remained broadly flat at US$3.0 billion, as depreciation of right-of-use assets from the application of IFRS 16 Leases of US$357 million was offset by lower depreciation and amortisation at Petroleum in line with lower production volumes, lower depreciation at Escondida and lower impairment charges compared to the previous period (predominantly related to the Whenan shaft at Olympic Dam).

Net finance costs

Net finance costs remained broadly flat at US$524 million as additional interest expense recognised on the application of IFRS 16 Leases of US$27 million and higher discounting on provisions was offset by the benefit from lower interest rates on a lower average debt balance for the period.

Taxation expense

	2019			2018
	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Half year ended 31 December
Statutory effective tax rate	7,790	(2,600)	33.4	6,800	(2,358)	34.7
Adjusted for:
Exchange rate movements	–	5		–	68
Exceptional items(1)	784	(271)		210	(242)

Adjusted effective tax rate(i)	8,574	(2,866)	33.4	7,010	(2,532)	36.1

(1)	Refer to exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, was 33.4 per cent (31 December 2018: 36.1 per cent) and is above 30 per cent primarily due to profits being subject to rates of tax higher than 30 per cent (for example, Australian petroleum projects and Chilean operations). The adjusted effective tax rate is lower than at 31 December 2018 as the prior period was impacted by a net reduction in US tax credits related to Chilean taxes and tax disputes. The expected range for the adjusted effective tax rate for the 2020 financial year remains unchanged at 33 to 38 per cent.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.2 billion during the period (31 December 2018: US$1.2 billion).

Exceptional items

The following table sets out the exceptional items for the December 2019 half year. Additional commentary is included on page 36.

Half year ended 31 December 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure(1)	(6)	–	(6)
Cancellation of power contracts(2)	(778)	271	(507)

Total	(784)	271	(513)

Attributable to non-controlling interests	(282)	87	(195)
Attributable to BHP shareholders	(502)	184	(318)

(1)	Refer to note 3 Exceptional items and note 9 Significant events – Samarco dam failure of the Financial Report for further information.
(2)

Financial impact of US$507 million relates to the onerous contract provision related to cancellation of power contracts as part of the shift towards 100 per cent renewable energy at Escondida and Spence. Refer to note 3 Exceptional items of the Financial Report for further information.

Debt management and liquidity

Net debt increased by US$3.4 billion during the December 2019 half year:

	US$M
Net debt at 30 June 2019	9,446	Prior period balance restated to include the fair value of derivative financial instruments used to hedge cash and borrowings of US$231 million due to the change in net debt definition.
Application of IFRS 16:
IFRS 16 transition	2,301	New leases taken on from 1 July 2019 from the application of IFRS 16.
Remeasurement of freight contracts	(282)	Remeasurement of vessel lease contracts with reference to the freight index.
Other	(123)	Other includes new leases, repayments, discounting and transfers during the period.
	1,896
Free cash flow	(3,710)
Dividends paid	3,934	Final dividend payment to shareholders.
Dividends paid to NCI	610	Dividends paid to non-controlling interests.
Other movements	667	Includes derivatives and other movements.
Net debt at 31 December 2019	12,843
Cash and cash equivalents at 31 December 2019	14,321
Less derivatives included in net debt	(356)	Adjustment for derivatives included in net debt.
Total interest bearing liabilities at 31 December 2019	26,808

During the December 2019 half year, the Group’s gross debt increased from US$24.8 billion at 30 June 2019 to US$26.8 billion at 31 December 2019. This reflects a US$1.9 billion impact from the application of IFRS 16 Leases.

At the subsidiary level, Escondida refinanced US$0.3 billion of maturing long-term debt.

As at 31 December 2019, the Group has a US$5.3 billion revolving credit facility which was refinanced on 10 October 2019 and is due to mature in five years. An additional bank joined the facility in January 2020 increasing the total facility to US$5.5 billion. This facility backs a US$5.5 billion commercial paper program. As at 31 December 2019, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$14.3 billion in cash and cash equivalents.

Dividend

The BHP Board today determined to pay an interim dividend of 65 US cents per share (US$3.3 billion). The interim dividend to be paid by BHP Group Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the interim dividend	Date
Announcement of currency conversion into RAND	28 February 2020
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	3 March 2020
Ex-dividend Date JSE	4 March 2020
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	5 March 2020
Record Date	6 March 2020
DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	9 March 2020
Payment Date	24 March 2020
DRP Allocation Date (ASX and LSE) within 10 business days after the payment date	7 April 2020
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market, Central Securities Depository Participant (CSDP) accounts credited/updated on or about	7 April 2020

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 4 and 6 March 2020 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 28 February and 6 March 2020 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at: bhp.com/DRP

Corporate governance

During the December 2019 half year, we announced that Andrew Mackenzie would step down as the CEO and Executive Director with effect from 31 December 2019, and the appointment of Mike Henry as the CEO and Executive Director from 1 January 2020.

We also announced the retirement of Carolyn Hewson from the BHP Board as a Non-executive Director, effective 7 November 2019; the appointment of John Mogford as the Chair of the Sustainability Committee and the appointment of Susan Kilsby as the Chair of the Remuneration Committee, both effective 7 November 2019; that Shriti Vadera has advised that she does not intend to stand for re-election at the 2020 BHP Annual General Meetings; and the appointment of Gary Goldberg to the BHP Board as an independent Non-executive Director and a member of the Remuneration Committee and Sustainability Committee, effective 1 February 2020.

On 14 January 2020, we announced the appointment of Terry Bowen as the Chair of the Risk and Audit Committee, effective 1 May 2020, and that in line with our nine year tenure guideline as part of the Director succession process, as planned Lindsay Maxsted will not stand for re-election at the 2020 BHP Annual General Meetings.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Lindsay Maxsted (Chair)	Ken MacKenzie (Chair)	Susan Kilsby (Chair)	John Mogford (Chair)
Terry Bowen	Malcolm Broomhead	Anita Frew	Malcolm Broomhead
Ian Cockerill	Shriti Vadera (SID)(1)	Gary Goldberg	Ian Cockerill
Anita Frew		Shriti Vadera (SID)	Gary Goldberg

(1)	Senior Independent Director (SID).

Segment summary(1)

A summary of performance for the December 2019 and December 2018 half years is presented below.

Half year ended 31 December 2019 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items(4)	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	2,453	1,579	813	–	8,535	372	306	164
Copper	5,602	2,355	1,545	(778)	24,218	1,190	20	20
Iron Ore	10,375	7,124	6,344	24	18,453	1,201	45	28
Coal	3,266	898	506	–	9,936	297	10	10
Group and unallocated items(7)	625	128	(167)	27	3,992	345	9	9
Inter-segment adjustment(8)	(27)	–	–	–	–	–	–	–

Total Group	22,294	12,084	9,041	(727)	65,134	3,405	390	231

Half year ended 31 December 2018 (Restated) US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	3,203	2,259	1,441	–	8,683	339	316	167
Copper	5,069	1,924	895	–	23,796	1,014	20	20
Iron Ore	7,418	4,341	3,526	(130)	18,264	732	46	21
Coal	4,512	2,025	1,696	–	9,801	305	10	10
Group and unallocated items(7)	582	(10)	(75)	(20)	2,662	271	5	5
Inter-segment adjustment(8)	(42)	–	–	–	–	–	–	–

Total Group	20,742	10,539	7,483	(150)	63,206	2,661	397	223

(1)

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments, net finance costs and taxation expense of US$230 million (H1 FY19: US$291 million) related to equity accounted investments. It excludes exceptional items gain of US$36 million (H1 FY19: US$117 million loss) related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$3,770 million (H1 FY19: US$3,206 million) and net finance costs of US$524 million (H1 FY19: US$533 million).

(2)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$676 million and Underlying EBITDA of US$22 million (H1 FY19: US$633 million and US$26 million).

(3)

For more information on the reconciliation of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set on pages 53 and 64.

(4)

Exceptional items of US$(727) million excludes net finance costs of US$(57) million included in the total loss before taxation of US$(6) million related to the Samarco dam failure. Refer to note 3 Exceptional items and note 9 Significant events – Samarco dam failure of the Financial Report for further information.

(5)	Includes US$159 million capitalised exploration (H1 FY19: US$175 million).
(6)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (H1 FY19: US$1 million).
(7)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and closed mines (previously disclosed in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the half year ended 31 December 2018 have been restated to reflect the inclusion of closed mines in Group and unallocated items. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Half year ended 31 December 2019 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(53)	2	(55)	3,937	110	–	–
Nickel West	603	(2)	23	(25)	131	153	9	9

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(56)	2	(58)	3,585	86	–	–
Nickel West	563	43	1	42	(180)	128	5	5

(8)	Comprises revenue of US$26 million generated by Petroleum (H1 FY19: US$37 million), US$1 million generated by Coal (H1 FY19: US$ nil) and US$ nil generated by Iron Ore (H1 FY19: US$5 million).

Petroleum

Underlying EBITDA for the December 2019 half year decreased by US$680 million to US$1.6 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2018	2,259
Net price impact	(382)	Lower average realised prices: Crude and condensate oil US$60.64/bbl (H1 FY19: US$69.91/bbl); Natural gas US$4.26/Mscf (H1 FY19: US$4.67//Mscf); LNG US$7.62/Mscf (H1 FY19: US$10.19/Mscf).
Change in volumes	(307)	Lower volumes due to natural field decline across the portfolio, planned maintenance at North West Shelf of US$(65) million and the impact from Tropical Storm Barry in the Gulf of Mexico of US$(38) million.
Change in controllable cash costs	61	Lower maintenance activity at our Gulf of Mexico and Australian assets, partially offset by higher business development costs in Mexico following the successful exploration program at Trion.
Ceased and sold operations	(46)	Sale of our interests in the Bruce and Keith oil and gas fields in the prior period.
Other	(6)	Other includes favourable impacts from the application of IFRS 16 Leases of US$11 million and the revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$18 million gain (H1 FY19: US$11 million loss). This was more than offset by exchange rates, inflation and other items.
Underlying EBITDA for the half year ended 31 December 2019	1,579

Petroleum unit costs decreased by 14 per cent to US$9.56 per barrel of oil equivalent as lower overall maintenance activity more than offset the impact of lower volumes. Unit cost guidance for the 2020 financial year remains unchanged at between US$10.50 and US$11.50 per barrel (based on an exchange rate of AUD/USD 0.70) reflecting the impact of lower volumes. In the medium term, we expect an increase in unit costs to less than US$13 per barrel (based on an exchange rate of AUD/USD 0.70) as a result of natural field decline.

Petroleum unit costs(1) (US$M)	H1 FY20	H2 FY19	H1 FY19	FY19
Revenue	2,453	2,727	3,203	5,930

Underlying EBITDA	1,579	1,802	2,259	4,061

Gross costs	874	925	944	1,869

Less: exploration expense	164	222	166	388
Less: freight	54	88	64	152
Less: development and evaluation	55	26	20	46
Less: other(2)	56	16	(8)	8

Net costs	545	573	702	1,275

Production (MMboe, equity share)	57	58	63	121

Cost per boe (US$)(3)	9.56	9.88	11.14	10.54

(1)	Petroleum assets exclude divisional activities reported in Other.
(2)

Other includes non-cash profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease costs and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(3)	H1 FY20 based on an exchange rate of AUD/USD 0.68.

Petroleum exploration

Petroleum exploration expenditure for the December 2019 half year was US$306 million, of which US$164 million was expensed. A US$0.7 billion exploration and appraisal program is being executed for the 2020 financial year.

In Mexico, the Trion 3-DEL appraisal well spud on 9 July 2019 encountered oil in the reservoirs up dip from all previous well intersections.

In Trinidad and Tobago, we completed the exploration program on our Northern licences as part of Phase 4 of our deepwater drilling campaign. The Boom-1 well spud encountered hydrocarbons and the Carnival-1 well was a dry hole. Development planning studies of the discoveries in the North are ongoing. Following Carnival-1, the Deepwater Invictus rig returned to the US Gulf of Mexico where it completed regulatory abandonment work on Shenzi appraisal and exploration boreholes, and is currently undergoing planned maintenance.

During the December 2019 quarter, we also extended our contract for the Deepwater Invictus rig for an additional year through to May 2021 to support our ongoing exploration activities.

In the US Gulf of Mexico, we were the apparent high bidder on blocks GC124 and GC168 in the central Gulf of Mexico, building on our Green Canyon position and on 18 additional blocks(iv), which would expand our position in the western Gulf of Mexico. All leases were awarded by the Regulator in the December 2019 quarter.

Financial information for Petroleum for the December 2019 and December 2018 half years is presented below.

Half year ended 31 December 2019 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	190	155	96	59	431	–
Bass Strait	704	503	259	244	1,918	26
North West Shelf	600	441	126	315	1,358	42
Atlantis	381	317	98	219	1,051	48
Shenzi	153	104	63	41	571	22
Mad Dog	133	105	28	77	1,407	192
Trinidad/Tobago	101	77	25	52	315	30
Algeria	106	89	12	77	61	7
Exploration	–	(164)	19	(183)	1,219	–
Other(5)	55	(45)	42	(87)	204	5

Total Petroleum from Group production	2,423	1,582	768	814	8,535	372	306	164

Third party products	38	(1)	–	(1)	–	–	–	–

Total Petroleum	2,461	1,581	768	813	8,535	372	306	164

Adjustment for equity accounted investments(6)	(8)	(2)	(2)	–	–	–	–	–

Total Petroleum statutory result	2,453	1,579	766	813	8,535	372	306	164

Half year ended 31 December 2018 (Restated) US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	201	124	90	34	650	8
Bass Strait	768	580	241	339	2,300	16
North West Shelf	906	691	148	543	1,527	61
Atlantis	505	414	136	278	1,150	8
Shenzi	294	241	77	164	739	28
Mad Dog	160	124	29	95	1,070	180
Trinidad/Tobago	145	82	29	53	259	15
Algeria	143	119	13	106	46	3
Exploration	–	(166)	20	(186)	974	–
Other(5)	89	52	37	15	(32)	20

Total Petroleum from Group production	3,211	2,261	820	1,441	8,683	339	316	167

Third party products	–	–	–	–	–	–	–	–

Total Petroleum	3,211	2,261	820	1,441	8,683	339	316	167

Adjustment for equity accounted investments(6)	(8)	(2)	(2)	–	–	–	–	–

Total Petroleum statutory result	3,203	2,259	818	1,441	8,683	339	316	167

(1)

Total Petroleum statutory result revenue includes: crude oil US$1,293 million (H1 FY19: US$1,667 million), natural gas US$564 million (H1 FY19: US$676 million), LNG US$418 million (H1 FY19: US$665 million), NGL US$115 million (H1 FY19: US$175 million) and other US$63 million (H1 FY19: US$20 million) which includes third party products.

(2)	Includes US$142 million of capitalised exploration (H1 FY19: US$150 million).
(3)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (H1 FY19: US$1 million).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK (divested in November 2018), Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)

Total Petroleum statutory result revenue excludes US$8 million (H1 FY19: US$8 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million (H1 FY19: US$2 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

Copper

Underlying EBITDA for the December 2019 half year increased by US$431 million to US$2.4 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2018	1,924
Net price impact	205	Higher average realised price: Copper US$2.60/lb (H1 FY19: US$2.54/lb).
Change in volumes	282	Record average concentrator throughput at Escondida, partially offset by expected lower concentrator head grade. Higher copper volumes at Olympic Dam as a result of the prior period acid plant outage, partially offset by the impact of planned preparatory work undertaken in the September 2019 quarter related to the refinery crane replacement. Increased sales volumes at Spence reflecting the prior period impact of the electro- winning plant fire.
Change in controllable cash costs	128	A favourable inventory movement (lower drawdown compared to the prior period) and lower labour costs due to the prior period end-of-negotiation bonus payments at Escondida. This was partially offset by an inventory drawdown at Spence where the prior period outage had led to an inventory build.
Change in other costs:
Exchange rates	132
Inflation	(59)
Non-cash	(227)	Increased deferred stripping depletion and lower overburden movement at Escondida.
Other	(30)	Other includes favourable impacts from the application of IFRS 16 Leases of US$30 million (US$17 million at Olympic Dam, US$8 million at Escondida and US$5 million at Spence) and fuel and energy of US$5 million. This was more than offset by other items (including lower profit from equity accounted investments).
Underlying EBITDA for the half year ended 31 December 2019	2,355

Escondida unit costs decreased by six per cent to US$1.10 per pound, reflecting improved concentrator throughput, a favourable inventory movement and lower labour costs, as a result of the prior period end-of-negotiation settlement. This more than offset the impact of an approximately five per cent grade decline and higher deferred stripping costs. Unit cost guidance for the 2020 financial year remains unchanged at between US$1.20 and US$1.35 per pound (based on an exchange rate of USD/CLP 683), with unit costs expected to be towards the lower end of the guidance range. In the medium term, we expect to lower our unit costs to less than US$1.15 per pound, with ongoing improvements in maintenance and operational performance expected to offset the impact of grade decline.

Escondida unit costs (US$M)	H1 FY20	H2 FY19	H1 FY19	FY19
Revenue	3,583	3,537	3,339	6,876

Underlying EBITDA	1,827	1,814	1,570	3,384

Gross costs	1,756	1,723	1,769	3,492

Less: by-product credits	221	266	224	490
Less: freight	94	73	76	149

Net costs	1,441	1,384	1,469	2,853

Sales (kt)	593	560	571	1,131

Sales (Mlb)	1,308	1,234	1,259	2,493

Cost per pound (US$)(1)	1.10	1.12	1.17	1.14

(1)	H1 FY20 based on average exchange rates of AUD/USD 0.68 and USD/CLP 729.

Escondida has eliminated water drawdown from aquifers for operational supply, 10 years ahead of the 2030 target, with the completion of the Escondida Water Supply Expansion project in December 2019, increasing total desalinated water capacity to 3,800 litres per second.

In October 2019, we announced four new renewable power contracts for Escondida and Spence that will replace existing contracts. The new contracts, which commence in the 2022 financial year, will increase flexibility for our power portfolio and ensure security of supply for our operations. We aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable energy sources from the mid-2020s.

Consistent with our focus on optionality in copper, in November 2019, we increased our interest in SolGold Plc, the majority owner and operator of the Cascabel porphyry copper-gold project in Ecuador, by 3.6 per cent to 14.7 per cent.

At Oak Dam in South Australia, a third phase of the drilling program is underway and is expected to be completed in the June 2020 quarter. This follows encouraging results from the previous drilling phases, which confirmed high-grade mineralised intercepts of copper, with associated gold, uranium and silver.

Financial information for Copper for the December 2019 and December 2018 half years is presented below.

Half year ended 31 December 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	3,583	1,827	545	1,282	12,098	521
Pampa Norte(2)	719	320	113	207	3,237	400
Antamina(3)	515	314	64	250	1,420	137
Olympic Dam	691	114	149	(35)	7,472	255
Other(3)(4)	–	(85)	4	(89)	(9)	14

Total Copper from Group production	5,508	2,490	875	1,615	24,218	1,327

Third party products	609	21	–	21	–	–

Total Copper	6,117	2,511	875	1,636	24,218	1,327	25	23

Adjustment for equity accounted investments(5)	(515)	(156)	(65)	(91)	–	(137)	(5)	(3)

Total Copper statutory result	5,602	2,355	810	1,545	24,218	1,190	20	20

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	3,339	1,570	611	959	13,223	475
Pampa Norte(2)	613	284	207	77	2,254	291
Antamina(3)	562	374	55	319	1,310	119
Olympic Dam	523	(38)	207	(245)	7,123	247
Other(3)(4)	–	(103)	5	(108)	(114)	1

Total Copper from Group production	5,037	2,087	1,085	1,002	23,796	1,133

Third party products	594	13	–	13	–	–

Total Copper	5,631	2,100	1,085	1,015	23,796	1,133	20	20

Adjustment for equity accounted investments(5)	(562)	(176)	(56)	(120)	–	(119)	–	–

Total Copper statutory result	5,069	1,924	1,029	895	23,796	1,014	20	20

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold (acquired in October 2018).
(5)

Total Copper statutory result revenue excludes US$515 million (H1 FY19: US$562 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$65 million (H1 FY19: US$56 million) D&A and US$91 million (H1 FY19: US$120 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$137 million (H1 FY19: US$119 million) related to Antamina. Exploration gross excludes US$5 million (H1 FY19: US$ nil) related to SolGold of which US$3 million (H1 FY19: US$ nil) was expensed.

Iron Ore

Underlying EBITDA for the December 2019 half year increased by US$2.8 billion to US$7.1 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2018	4,341

Net price impact	2,458	Higher average realised price:
		Iron ore US$78.30/wmt, FOB (H1 FY19: US$55.62/wmt, FOB).
Change in volumes	144	Increased volumes reflected record production at Jimblebar and the prior period impact of the train derailment. This was partially offset by a major car dumper maintenance campaign to further improve port reliability.
Change in controllable cash costs	82	Favourable inventory movements.
Change in other costs:
Exchange rates	54
Inflation	(45)
Other	90	Other includes favourable impacts from the application of IFRS 16 Leases of US$31 million, fuel and energy of US$13 million and other items (includes the prior period settlement of a royalty dispute with the Western Australian Government).

Underlying EBITDA for the half year ended 31 December 2019	7,124

WAIO unit costs decreased by 10 per cent to US$13.03 per tonne (or US$12.75 per tonne on a C1 basis excluding third party royalties(2)), reflecting higher volumes, favourable exchange movements and the planned inventory build at mines during the major car dumper maintenance campaign. Unit cost guidance for the 2020 financial year remains unchanged at between US$13 and US$14 per tonne (based on an exchange rate of AUD/USD 0.70). In the medium term, we expect to lower our unit costs to less than US$13 per tonne (based on an exchange rate of AUD/USD 0.70) reflecting ongoing improvements across the supply chain.

WAIO unit costs (US$M)	H1 FY20	H2 FY19	H1 FY19	FY19
Revenue	10,300	9,749	7,317	17,066

Underlying EBITDA	7,087	6,753	4,300	11,053

Gross costs	3,213	2,996	3,017	6,013

Less: freight	863	567	741	1,308

Less: royalties	759	782	540	1,322

Net costs	1,591	1,647	1,736	3,383

Sales (kt, equity share)	122,061	119,216	119,620	238,836

Cost per tonne (US$)(1)	13.03	13.82	14.51	14.16

Cost per tonne on a C1 basis excluding third party royalties (US$)(2)	12.75	11.89	13.85	12.86

(1)	H1 FY20 based on an average exchange rate of AUD/USD 0.68.
(2)

Excludes third party royalties of US$1.23 per tonne (H1 FY19: US$0.84 per tonne), net inventory movements US$(0.95) per tonne (H1 FY19: US$(0.40) per tonne), depletion of production stripping US$0.53 per tonne (H1 FY19: US$0.54 per tonne), exploration expenses, Marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.53) per tonne (H1 FY19: US$(0.33) per tonne).

Financial information for Iron Ore for the December 2019 and December 2018 half years is presented below.

Half year ended 31 December 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	10,300	7,087	768	6,319	19,935	1,200
Samarco(2)	–	–	–	–	(1,721)	–
Other(3)	67	34	12	22	239	1

Total Iron Ore from Group production	10,367	7,121	780	6,341	18,453	1,201

Third party products(4)	8	3	–	3	–	–

Total Iron Ore	10,375	7,124	780	6,344	18,453	1,201	45	28

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	10,375	7,124	780	6,344	18,453	1,201	45	28

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	7,317	4,300	798	3,502	19,318	723
Samarco(2)	–	–	–	–	(1,240)	–
Other(3)	79	28	17	11	186	9

Total Iron Ore from Group production	7,396	4,328	815	3,513	18,264	732

Third party products(4)	22	13	–	13	–	–

Total Iron Ore	7,418	4,341	815	3,526	18,264	732	46	21

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	7,418	4,341	815	3,526	18,264	732	46	21

(1)	Includes US$17 million of capitalised exploration (H1 FY19: US$25 million).
(2)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(3)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(4)	Includes inter-segment and external sales of contracted gas purchases.

Coal

Underlying EBITDA for the December 2019 half year decreased by US$1.1 billion to US$898 million.

	US$M
Underlying EBITDA for the half year ended 31 December 2018	2,025

Net price impact	(904)	Lower average prices:
		Hard coking coal US$154.01/t (H1 FY19: US$197.86/t);
		Weak coking coal US$101.06/t (H1 FY19: US$134.12/t);
		Thermal Coal US$58.55/t (H1 FY19: US$84.15/t).
Change in volumes	(176)	Decreased volumes at NSWEC as a result of the change in product strategy to focus on higher quality products, and lower volumes at Queensland Coal due to planned major wash plant shutdowns across a number of operations and low opening inventory levels at Blackwater impacting plant feed.
Change in controllable cash costs	(74)	Increased maintenance costs at Queensland Coal due to major planned wash plant shutdowns and mobile equipment maintenance, and higher contractor costs associated with the mobilisation of additional equipment at South Walker Creek.
Change in other costs:
Exchange rates	88
Inflation	(39)
Other	(22)	Other includes favourable impacts from the application of IFRS 16 Leases of US$53 million at Queensland Coal and fuel and energy of US$8 million. This was more than offset by other items (predominantly lower profit from equity accounted investments).

Underlying EBITDA for the half year ended 31 December 2019	898

Queensland Coal unit costs were broadly in line with the prior period at US$71 per tonne as favourable exchange rate movements and the impact from the application of IFRS 16 Leases were offset by lower volumes due to the planned major maintenance during the period. Unit cost guidance for the 2020 financial year remains unchanged at between US$67 and US$74 per tonne (based on an exchange rate of AUD/USD 0.70). In the medium term, we expect to lower our unit costs to be between US$54 and US$61 per tonne (based on an exchange rate of AUD/USD 0.70) reflecting higher volumes (subject to market conditions), lower strip ratios, optimised maintenance strategies and continued efficiency improvements.

Queensland Coal unit costs (US$M)	H1 FY20	H2 FY19	H1 FY19	FY19
Revenue	2,831	3,912	3,767	7,679

Underlying EBITDA	1,055	1,911	1,811	3,722

Gross costs	1,776	2,001	1,956	3,957

Less: freight	86	71	85	156

Less: royalties	267	411	394	805

Net costs	1,423	1,519	1,477	2,996

Sales (kt, equity share)	20,139	22,106	21,039	43,145

Cost per tonne (US$)(1)	70.66	68.71	70.20	69.44

(1)	H1 FY20 based on an average exchange rate of AUD/USD 0.68.

NSWEC unit costs increased by nine per cent to US$60 per tonne, reflecting lower volumes from the change in product strategy to focus on higher quality products and the operational impacts of reduced air quality from bushfire smoke and dust. This was partially offset by the impact from favourable exchange rate movements. Unit cost guidance for the 2020 financial year remains unchanged at between US$55 and US$61 per tonne (based on an exchange rate of AUD/USD 0.70) and reflects increased stripping costs as we progress through the monocline. In the medium term, we expect to lower our unit costs to between US$46 and US$50 per tonne (based on an exchange rate of AUD/USD 0.70).

NSWEC unit costs (US$M)	H1 FY20	H2 FY19	H1 FY19	FY19
Revenue	435	676	745	1,421

Underlying EBITDA	(50)	162	191	353

Gross costs	485	514	554	1,068

Less: royalties	33	54	60	114

Net costs	452	460	494	954

Sales (kt, equity share)	7,594	9,987	9,083	19,070

Cost per tonne (US$)(1)	59.52	46.06	54.39	50.03

(1)	H1 FY20 based on an average exchange rate of AUD/USD 0.68.

Financial information for Coal for the December 2019 and December 2018 half years is presented below.

Half year ended 31 December 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	2,831	1,055	327	728	8,471	253
New South Wales Energy Coal(1)	480	(20)	74	(94)	901	44
Colombia(1)	219	55	62	(7)	828	16
Other(2)	–	(90)	5	(95)	(264)	–

Total Coal from Group production	3,530	1,000	468	532	9,936	313

Third party products	–	–	–	–	–	–

Total Coal	3,530	1,000	468	532	9,936	313	10	10

Adjustment for equity accounted investments(3)(4)	(264)	(102)	(76)	(26)	–	(16)	–	–

Total Coal statutory result	3,266	898	392	506	9,936	297	10	10

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	3,767	1,811	269	1,542	8,328	256
New South Wales Energy Coal(1)	799	229	75	154	968	47
Colombia(1)	423	199	52	147	892	65
Other(2)	–	(63)	1	(64)	(387)	3

Total Coal from Group production	4,989	2,176	397	1,779	9,801	371

Third party products	–	–	–	–	–	–

Total Coal	4,989	2,176	397	1,779	9,801	371	10	10

Adjustment for equity accounted investments(3)(4)	(477)	(151)	(68)	(83)	–	(66)	–	–

Total Coal statutory result	4,512	2,025	329	1,696	9,801	305	10	10

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(2)	Predominantly comprises divisional activities and ceased operations.
(3)

Total Coal statutory result revenue excludes US$219 million (H1 FY19: US$423 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$62 million (H1 FY19: US$52 million) D&A and US$10 million (H1 FY19: US$61 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$16 million (H1 FY19: US$65 million) related to Cerrejón.

(4)

Total Coal statutory result revenue excludes US$45 million (H1 FY19: US$54 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$30 million (H1 FY19: US$38 million) Underlying EBITDA, US$14 million (H1 FY19: US$16 million) D&A and US$16 million (H1 FY19: US$22 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$ nil (H1 FY19: US$1 million) related to Newcastle Coal Infrastructure Group.

Group and unallocated items

Underlying EBITDA for Group and unallocated items increased by US$138 million to US$128 million in the December 2019 half year primarily due to a change in the accounting treatment of certain freight costs following the application of IFRS 16 Leases. This was partially offset by a decrease in EBITDA at Nickel West.

Following the adoption of IFRS 16 Leases, certain freight costs previously included in Underlying EBITDA are charged to the income statement over the term of the lease as depreciation and interest expense.

Nickel West’s Underlying EBITDA decreased from US$43 million to a loss of US$2 million for the December 2019 half year, reflecting lower volumes as a result of the major quadrennial maintenance shutdowns at the Kwinana refinery and the Kalgoorlie smelter. This decrease was partially offset by higher prices, and favourable inventory and exchange rate movements.

The Financial Report set out on pages 27 to 45 for the half year ended 31 December 2019 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2019 financial statements contained within the Annual Report of the Group, with the exception of new accounting standards and interpretations which became effective from 1 July 2019. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2019 half year compared with the December 2018 half year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use various alternative performance measures to reflect our underlying performance. For further information on the reconciliations of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 53 to 64.

(ii)	Copper equivalent production based on 2019 financial year average realised prices. Excludes production from Onshore US.

(iii)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

(iv)	We were the apparent high bidder on 18 additional blocks: GB630, GB574, GB575, GB619, GB676, GB677, EB655, EB656, EB701, GB762, GB805, GB806, GB851, GB852, GB895, GB672, GB716 and GB760.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’,

‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries as identified in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2019 Annual Report on Form 20-F. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf.

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Financial Report

Half year ended

31 December 2019

Contents

Half Year Financial Statements

Consolidated Income Statement for the half year ended 31 December 2019

	Notes	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Continuing operations
Revenue		22,294	20,742	44,288
Other income		209	170	393
Expenses excluding net finance costs		(14,315)	(13,695)	(28,022)
Profit/(loss) from equity accounted investments, related impairments and expenses	4	126	116	(546)

Profit from operations		8,314	7,333	16,113

Financial expenses		(741)	(772)	(1,510)
Financial income		217	239	446

Net finance costs	5	(524)	(533)	(1,064)

Profit before taxation		7,790	6,800	15,049

Income tax expense		(2,525)	(2,224)	(5,335)
Royalty-related taxation (net of income tax benefit)		(75)	(134)	(194)

Total taxation expense		(2,600)	(2,358)	(5,529)

Profit after taxation from Continuing operations		5,190	4,442	9,520

Discontinued operations
Loss after taxation from Discontinued operations		–	(293)	(335)

Profit after taxation from Continuing and Discontinued operations		5,190	4,149	9,185

Attributable to non-controlling interests		322	385	879
Attributable to BHP shareholders		4,868	3,764	8,306

Basic earnings per ordinary share (cents)	6	96.3	71.0	160.3
Diluted earnings per ordinary share (cents)	6	96.0	70.8	159.9
Basic earnings from Continuing operations per ordinary share (cents)	6	96.3	76.6	166.9
Diluted earnings from Continuing operations per ordinary share (cents)	6	96.0	76.4	166.5

The accompanying notes form part of this half-year financial report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2019

	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Profit after taxation from Continuing and Discontinued operations	5,190	4,149	9,185
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	13	(344)	(327)
(Gains)/losses transferred to the income statement	(26)	267	299
Exchange fluctuations on translation of foreign operations taken to equity	–	2	1
Exchange fluctuations on translation of foreign operations transferred to income statement	–	(6)	(6)
Tax recognised within other comprehensive income	4	23	8

Total items that may be reclassified subsequently to the income statement	(9)	(58)	(25)

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	(7)	8	(20)
Equity investments held at fair value	(1)	–	1
Tax recognised within other comprehensive income	12	3	19

Total items that will not be reclassified to the income statement	4	11	–

Total other comprehensive loss	(5)	(47)	(25)

Total comprehensive income	5,185	4,102	9,160

Attributable to non-controlling interests	322	389	878
Attributable to BHP shareholders	4,863	3,713	8,282

The accompanying notes form part of this half-year financial report.

Consolidated Balance Sheet as at 31 December 2019

	Notes	31 Dec 2019 US$M	30 June 2019 US$M
ASSETS
Current assets
Cash and cash equivalents		14,321	15,613
Trade and other receivables		3,595	3,462
Other financial assets		54	87
Inventories		3,939	3,840
Current tax assets		137	124
Other		200	247

Total current assets		22,246	23,373

Non-current assets
Trade and other receivables		254	313
Other financial assets		1,265	1,303
Inventories		1,108	768
Property, plant and equipment		70,196	68,041
Intangible assets		670	675
Investments accounted for using the equity method		2,637	2,569
Deferred tax assets		3,866	3,764
Other		48	55

Total non-current assets		80,044	77,488

Total assets		102,290	100,861

LIABILITIES
Current liabilities
Trade and other payables		5,798	6,717
Interest bearing liabilities	2	4,273	1,661
Other financial liabilities		363	127
Current tax payable		1,104	1,546
Provisions		2,106	2,175
Deferred income		118	113

Total current liabilities		13,762	12,339

Non-current liabilities
Trade and other payables		5	5
Interest bearing liabilities	2	22,535	23,167
Other financial liabilities		731	896
Non-current tax payable		112	187
Deferred tax liabilities		3,032	3,234
Provisions		9,459	8,928
Deferred income		236	281

Total non-current liabilities		36,110	36,698

Total liabilities		49,872	49,037

Net assets		52,418	51,824

EQUITY
Share capital – BHP Group Limited		1,111	1,111
Share capital – BHP Group Plc		1,057	1,057
Treasury shares		(14)	(32)
Reserves		2,261	2,285
Retained earnings		43,707	42,819

Total equity attributable to BHP shareholders		48,122	47,240
Non-controlling interests		4,296	4,584

Total equity		52,418	51,824

The accompanying notes form part of this half-year financial report.

Consolidated Cash Flow Statement for the half year ended 31 December 2019

	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Operating activities
Profit before taxation	7,790	6,800	15,049
Adjustments for:
Depreciation and amortisation expense	3,014	2,888	5,829
Impairments of property, plant and equipment, financial assets and intangibles	29	168	264
Net finance costs	524	533	1,064
(Profit)/loss from equity accounted investments, related impairments and expenses	(126)	(116)	546
Other	401	84	308
Changes in assets and liabilities:
Trade and other receivables	100	298	(211)
Inventories	(441)	(108)	298
Trade and other payables	(710)	(297)	406
Provisions and other assets and liabilities	436	(232)	(125)

Cash generated from operations	11,017	10,018	23,428
Dividends received	108	281	516
Interest received	221	240	443
Interest paid	(643)	(676)	(1,346)
Proceeds/(settlements) of cash management related instruments	69	167	296
Net income tax and royalty-related taxation refunded	5	3	59
Net income tax and royalty-related taxation paid	(3,335)	(3,324)	(5,999)

Net operating cash flows from Continuing operations	7,442	6,709	17,397

Net operating cash flows from Discontinued operations	–	565	474

Net operating cash flows	7,442	7,274	17,871

Investing activities
Purchases of property, plant and equipment	(3,405)	(2,661)	(6,250)
Exploration expenditure	(390)	(397)	(873)
Exploration expenditure expensed and included in operating cash flows	231	222	516
Net investment and funding of equity accounted investments	(292)	(356)	(630)
Proceeds from sale of assets	172	102	145
Other investing	(48)	(61)	(285)

Net investing cash flows from Continuing operations	(3,732)	(3,151)	(7,377)

Net investing cash flows from Discontinued operations	–	(443)	(443)

Proceeds from divestment of Onshore US, net of its cash	–	6,924	10,427

Net investing cash flows	(3,732)	3,330	2,607

Financing activities
Proceeds from interest bearing liabilities	300	150	250
(Settlements)/proceeds of debt related instruments	–	(160)	(160)
Repayment of interest bearing liabilities	(653)	(1,739)	(2,604)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	(103)	(82)	(188)
Share buy-back – BHP Group Limited	–	(5,220)	(5,220)
Dividends paid	(3,934)	(3,411)	(11,395)
Dividends paid to non-controlling interests	(610)	(623)	(1,198)

Net financing cash flows from Continuing operations	(5,000)	(11,085)	(20,515)

Net financing cash flows from Discontinued operations	–	(13)	(13)

Net financing cash flows	(5,000)	(11,098)	(20,528)

Net decrease in cash and cash equivalents from Continuing operations	(1,290)	(7,527)	(10,495)
Net increase in cash and cash equivalents from Discontinued operations	–	109	18
Proceeds from divestment of Onshore US, net of its cash	–	6,924	10,427
Cash and cash equivalents, net of overdrafts, at the beginning of the period	15,593	15,813	15,813
Foreign currency exchange rate changes on cash and cash equivalents	18	(220)	(170)

Cash and cash equivalents, net of overdrafts, at the end of the period	14,321	15,099	15,593

The accompanying notes form part of this half-year financial report.

Consolidated Statement of Changes in Equity for the half year ended 31 December 2019

	Attributable to BHP shareholders
	Share capital		Treasury shares
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2019	1,111	1,057	(32)	–	2,285	42,819	47,240	4,584	51,824

Total comprehensive income	–	–	–	–	(8)	4,871	4,863	322	5,185

Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(101)	(2)	–	–	(103)	–	(103)
Employee share awards exercised net of employee contributions	–	–	119	2	(79)	(42)	–	–	–
Employee share awards forfeited	–	–	–	–	(5)	5	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	68	–	68	–	68
Dividends	–	–	–	–	–	(3,946)	(3,946)	(610)	(4,556)

Balance as at 31 December 2019	1,111	1,057	(14)	–	2,261	43,707	48,122	4,296	52,418

Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,064	55,592	5,078	60,670
Impact of adopting IFRS 9	–	–	–	–	–	(7)	(7)	–	(7)
Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,057	55,585	5,078	60,663

Total comprehensive income	–	–	–	–	(58)	3,771	3,713	389	4,102

Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(79)	(3)	–	–	(82)	–	(82)
Employee share awards exercised net of employee contributions	–	–	68	3	(48)	(23)	–	–	–
Employee share awards forfeited	–	–	–	–	(12)	12	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	61	–	61	–	61
Dividends	–	–	–	–	–	(3,356)	(3,356)	(630)	(3,986)
BHP Group Limited shares bought back and cancelled	(75)	–	–	–	–	(5,199)	(5,274)	–	(5,274)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(168)	(168)

Balance as at 31 December 2018	1,111	1,057	(16)	–	2,233	46,262	50,647	4,669	55,316

The accompanying notes form part of this half-year financial report.

Notes to the Financial Statements

1.	Basis of preparation

This general purpose financial report for the half year ended 31 December 2019 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU), AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

Segment Reporting disclosures from AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Segment summary on page 15 outside of this Financial Report

The half year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Conduct Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2019 are not the statutory accounts of the Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the UK Companies Act 2006.

The directors have made an assessment of the Group’s ability to continue as a going concern and consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial statements.

The half year financial statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2019 annual financial statements contained within the Annual Report of the Group, with the exception of the following new accounting standards and interpretations which became effective from 1 July 2019:

•	IFRS 16/AASB 16 ‘Leases’; and

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’.

Note 2 describes the impact of these new accounting standards and interpretations.

A number of other accounting standards and interpretations, along with revisions to the Conceptual Framework for Financial Reporting have been issued, and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these half year financial statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

2.	Impact of new accounting standards

This note explains the impact of adopting IFRS 16/AASB 16 ‘Leases’ (IFRS 16) on the Group’s financial statements from 1 July 2019. The adoption of other changes to IFRS applicable from 1 July 2019, including IFRIC 23 ‘Uncertainty over Income Tax Treatments’ did not have a significant impact on the Group’s financial statements.

IFRS 16 Leases

IFRS 16 replaces IAS 17/AASB 117 ‘Leases’ (IAS 17) including associated interpretative guidance and covers the recognition, measurement, presentation and disclosures of leases in the financial statements of both lessees and lessors.

Transition impact

IFRS 16 became effective for the Group from 1 July 2019 and the Group elected to apply the modified retrospective transition approach, with no restatement of comparative financial information. For existing finance leases, the right-of-use asset and lease liability on transition was the IAS 17 carrying amounts as at 30 June 2019.

As allowed by IFRS 16, the Group has elected:

•	except for existing finance leases, to measure the right-of-use asset on transition at an amount equal to the lease liability (as adjusted for prepaid or accrued lease payments);

•	not to recognise low-value or short term leases on the balance sheet;

•	to only recognise, within the lease liability, the lease component of contracts that include non-lease components and other services;

•	to adjust the carrying amount of right-of-use assets on transition for related onerous lease provisions that were recognised on the Group balance sheet as at 30 June 2019.

Adoption of IFRS 16 resulted in an increase in interest bearing liabilities of US$2.3 billion, right-of-use assets of US$2.2 billion and net adjustments to other assets and liabilities of US$0.1 billion at 1 July 2019. The weighted average incremental borrowing rate applied to the Group’s additional lease liabilities at 1 July 2019 is 2.1 per cent taking into account the currency, tenor and location of each lease.

The following table provides a reconciliation of the operating lease commitments disclosed in note 32 ‘Commitments’ in the 2019 Annual Report to the total lease liability recognised at 1 July 2019:

US$M
Operating lease commitments as at 30 June 2019	1,905
Add: Leases which did not meet the definition of a lease under IAS 17(1)	686
Add: Cost of reasonably certain extension options (undiscounted)	91
Less: Components excluded from lease liability (undiscounted)	(190)
Less: Effect of discounting	(191)

Total additional lease liabilities recognised at 1 July 2019	2,301

(1)

These relate to freight contracts known as continuous voyage charters (CVCs). Generally CVCs were not considered leases under IAS 17 given the supplier has the right, whether exercised or not, to substitute the named vessel. However, these rights are not considered substantial substitution rights under IFRS 16. Additionally the Group has the right to direct the use of the vessel throughout the period of use due to the ability to designate the destination port for each voyage and make changes to relevant decisions within the scope of contractual constraints. Consequently, the CVCs meet the definition of a lease under IFRS 16.

Impact for the half year ended 31 December 2019

The Group’s lease obligations are included in the Group’s Interest Bearing liabilities and will form part of the Group’s net debt. The table below provides the movement during the period in the Group’s lease liabilities:

US$M
Opening balance(1)	715
IFRS 16 transition	2,301
Additions	233
Remeasurements of index-linked freight contracts	(282)
Lease payments	(449)
Amortisation of discounting	48
Transfers and other movement	12

At the end of the period	2,578

Current liabilities	549
Non-current liabilities	2,029

(1)	Relates to existing finance leases at 1 July 2019.

The carrying value of the Group’s right-of-use assets at 31 December 2019 is US$2,188 million, of which US$735 million relates to land and buildings and US$1,453 million to plant and equipment, including US$328 million relating to freight contracts. The right-of-use assets are presented in the balance sheet within Property, Plant and Equipment.

US$48 million of interest was recorded in net finance costs during the period. Depreciation of right-of-use assets of US$357 million was expensed during the period, with a further US$19 million of depreciation being capitalised to assets under construction and exploration and evaluation assets. Short term, low-value lease costs and non-lease components continue to be charged against profit from operations.

The total amount of cash paid in respect to leases in the consolidated cash flow statement is separated between repayments of principal of US$401 million, presented within cash flows from financing activities within “Repayment of interest bearing liabilities”, and repayment of interest of US$48 million recognised within cash flows from operating activities.

Accounting policy applied from 1 July 2019

The Group applies IFRS 16 as follows:

•

All leases with the exception of short term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use asset and finance charges representing the unwind of the discount on the lease liability, replacing certain operating lease expenses previously reported under IAS 17.

•	Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

•	Low-value and short term leases will continue to be expensed to the income statement.

•

Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the lease contract but sub-leases the associated right-of-use asset, it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator.

•	The lease asset and liability associated with all index-linked freight contracts, including CVCs, are measured at each reporting date based on the prevailing freight index (Baltic C5 index).

•	The Group recognises leases entered into after 1 July 2019 using the interest rate implicit in the lease, where this is readily determinable.

The Group applies significant judgement in evaluating whether the Group controls the right to direct the use of assets to identify leases in certain contractual arrangements not in the legal form of a lease, and the separation of non-lease components of payments. Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities.

3.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the financial statements. Such items included within the Group’s profit for the half year are detailed below.

Half year ended 31 December 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(6)	–	(6)
Cancellation of power contracts	(778)	271	(507)

Total	(784)	271	(513)

Attributable to non-controlling interests	(282)	87	(195)
Attributable to BHP shareholders	(502)	184	(318)

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$6 million related to the Samarco dam failure in November 2015 comprises the following:

Half year ended 31 December 2019	US$M
Other income	40
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(25)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(27)
Samarco Germano dam decommissioning	7
Samarco dam failure provision	56
Net finance costs	(57)

Total(1)	(6)

(1)	Refer to note 9 Significant events – Samarco dam failure for further information.

Cancellation of power contracts

Reflects an onerous contract provision in relation to the cancellation of power contracts at the Group’s Escondida and Spence operations, as part of the shift towards 100 per cent renewable energy supply contracts.

The exceptional items relating to the half year ended 31 December 2018 and the year ended 30 June 2019 are detailed below.

Half year ended 31 December 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(210)	–	(210)
Global taxation matters	–	242	242

Total	(210)	242	32

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(210)	242	32

Year ended 30 June 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,060)	–	(1,060)
Global taxation matters	–	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,060)	242	(818)

4.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2019%	31 Dec 2018%	30 June 2019%	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Share of operating profit/(loss) of equity accounted investments:
Cerrejón	33.33	33.33	33.33	(16)	85	103
Compañia Minera Antamina SA	33.75	33.75	33.75	160	199	394
Samarco Mineração SA(1)(2)	50.00	50.00	50.00	–	–	–
Other				(54)	(51)	(98)

Share of operating profit of equity accounted investments				90	233	399

Samarco impairment expense(1)(2)				(27)	(47)	(96)
Samarco dam failure provision(1)				56	(70)	(586)
Samarco Germano dam decommissioning(1)				7	–	(263)

Profit/(loss) from equity accounted investments, related impairments and expenses				126	116	(546)

(1)	Refer to note 9 Significant events – Samarco dam failure for further information.
(2)

Following a change to IAS 28 the loss from working capital funding provided during the period will now be disclosed as an impairment included within the Samarco impairment expense line item and not as an operating loss. Comparative periods have been restated to reflect the change.

5.	Net finance costs

	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	593	660	1,296
Interest capitalised at 4.51% (31 December 2018: 4.94%; 30 June 2019: 4.96%)(1)	(155)	(109)	(248)
Interest on lease liabilities	48	23	47
Discounting on provisions and other liabilities	256	223	470
Other gains and losses:
Fair value change on hedged loans	(12)	106	729
Fair value change on hedging derivatives	(6)	(148)	(809)
Exchange variations on net debt	12	11	6
Other	5	6	19

Total financial expenses	741	772	1,510

Financial income
Interest income	(217)	(239)	(446)

Net finance costs	524	533	1,064

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

6.	Earnings per share

	Half year ended 31 Dec 2019	Half year ended 31 Dec 2018	Year ended 30 June 2019
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	4,868	4,064	8,648
- Total	4,868	3,764	8,306
Weighted average number of shares (Million)
- Basic(1)	5,057	5,303	5,180
- Diluted(2)	5,070	5,318	5,193
Basic earnings per ordinary share (US cents)(3)
- Continuing operations	96.3	76.6	166.9
- Total	96.3	71.0	160.3
Diluted earnings per ordinary share (US cents)(3)
- Continuing operations	96.0	76.4	166.5
- Total	96.0	70.8	159.9

(1)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust.

(2)

For the purposes of calculating diluted earnings per share, the effect of 13 million of dilutive shares has been taken into account for the half year ended 31 December 2019 (31 December 2018: 15 million shares; 30 June 2019: 13 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 31 December 2019, there are no instruments which are considered antidilutive (31 December 2018: nil; 30 June 2019: nil).

(3)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.

7.	Dividends

	Half year ended 31 Dec 2019		Half year ended 31 Dec 2018		Year ended 30 June 2019
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period(1)
Prior year final dividend	78.0	3,946	63.0	3,356	63.0	3,356
Interim dividend	N/A	–	N/A	–	55.0	2,788
Special dividend	N/A	–	N/A	–	102.0	5,158

	78.0	3,946	63.0	3,356	220.0	11,302

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (31 December 2018: 5.5 per cent; 30 June 2019: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date.

The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 18 February 2020, BHP Group Limited and BHP Group Plc determined an interim ordinary dividend of 65.0 US cents per share (US$3,287 million), which will be paid on 24 March 2020 (31 December 2018: interim dividend of 55.0 US cents per share – US$2,788 million; 30 June 2019: final dividend of 78.0 US cents per share – US$3,946 million).

At 31 December 2019, BHP Group Limited had 2,945 million ordinary shares on issue and held by the public and BHP Group Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Group Limited were held by BHP Group Plc at 31 December 2019 (31 December 2018: nil; 30 June 2019: nil).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

8.	Financial risk management – Fair values

All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the method used:

Fair value hierarchy	Level 1	Level 2	Level 3
Valuation method	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

The financial assets and liabilities are presented by class in the table below at their carrying values, which generally approximate to fair value. In the case of US$3,019 million (30 June 2019: US$3,019 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2019 was US$3,847 million (30 June 2019: US$3,757 million).

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between categories during the period.

Financial assets and liabilities

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification	31 Dec 2019 US$M	30 June 2019 US$M
Fair value hierarchy(1)
Current cross currency and interest rate swaps	2	Fair value through profit or loss	11	15
Current other derivative contracts(2)	2,3	Fair value through profit or loss	33	57
Current other investments(3)	1,2	Fair value through profit or loss	10	15
Non-current cross currency and interest rate swaps	2	Fair value through profit or loss	696	739
Non-current other derivative contracts(2)	2,3	Fair value through profit or loss	192	180
Non-current investment in shares	3	Fair value through other comprehensive income	33	34
Non-current investment in shares	3	Fair value through profit or loss	–	6
Non-current other investments(3)(4)	1,2,3	Fair value through profit or loss	344	344

Total other financial assets			1,319	1,390
Cash and cash equivalents		Amortised cost	14,321	15,613
Trade and other receivables(5)		Amortised cost	2,014	1,929
Provisionally priced trade receivables	2	Fair value through profit or loss	1,331	1,446
Loans to equity accounted investments		Amortised cost	40	33

Total financial assets			19,025	20,411

Non-financial assets			83,265	80,450

Total assets			102,290	100,861

Current cross currency and interest rate swaps	2	Fair value through profit or loss	210	63
Current other derivative contracts(2)	2,3	Fair value through profit or loss	153	64
Non-current cross currency and interest rate swaps	2	Fair value through profit or loss	730	895
Non-current other derivative contracts(2)	2,3	Fair value through profit or loss	1	1

Total other financial liabilities			1,094	1,023
Trade and other payables(6)		Amortised cost	5,339	6,283
Provisionally priced trade payables	2	Fair value through profit or loss	354	277
Bank overdrafts and short-term borrowings(7)		Amortised cost	–	20
Bank loans(7)		Amortised cost	2,694	2,498
Notes and debentures(7)		Amortised cost	21,534	21,529
Leases liabilities		Amortised cost	2,578	715
Other(7)		Amortised cost	2	66

Total financial liabilities			33,595	32,411

Non-financial liabilities			16,277	16,626

Total liabilities			49,872	49,037

(1)

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 with the exception of the specified items in the following footnotes.

(2)

Includes other derivative contracts of US$219 million (30 June 2019: US$200 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with net assets fair value of US$220 million (30 June 2019: US$202 million).

(3)

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$303 million (30 June 2019: US$309 million) of which other investments (US Treasury Notes) of US$121 million is categorised as Level 1 (30 June 2019: US$128 million).

(4)	Includes other investments of US$46 million (30 June 2019: US$47 million) categorised as Level 3.
(5)	Excludes input taxes of US$464 million (30 June 2019: US$367 million) included in other receivables.
(6)	Excludes input taxes of US$110 million (30 June 2019: US$162 million) included in other payables.
(7)	All interest bearing liabilities, excluding lease liabilities, are unsecured.

Sensitivity of level 3 financial assets and liabilities

Financial instruments categorised as Level 3 are shares, other investments, and other derivative contracts. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input, such as commodity prices, by an increase/(decrease) of 10 per cent while holding all other variables constant will increase/(decrease) profit after taxation by US$36 million (31 December 2018: US$45 million).

9.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 1.7 ‘Samarco’ and Financial Statements note 4 ‘Significant events – Samarco dam failure’ in the 30 June 2019 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2019 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2019 US$M	Half year ended 31 Dec 2018 US$M	Year ended 30 June 2019 US$M
Income statement
Other income(1)	40	–	50
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure(2)	(25)	(33)	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense(3)	(27)	(47)	(96)
Samarco Germano dam decommissioning(4)	7	–	(263)
Samarco dam failure provision(5)	56	(70)	(586)

Profit/(loss) from operations	51	(150)	(952)
Net finance costs(6)	(57)	(60)	(108)

Loss before taxation	(6)	(210)	(1,060)
Income tax benefit	–	–	–

Loss after taxation	(6)	(210)	(1,060)

Balance sheet movement
Trade and other payables	–	2	4
Provisions	186	38	(629)

Net assets/(liabilities)	186	40	(625)

	Half year ended 31 Dec 2019 US$M		Half year ended 31 Dec 2018 US$M		Year ended 30 June 2019 US$M
Cash flow statement
Loss before taxation		(6)		(210)		(1,060)
Adjustments for:
Samarco impairment expense(3)	27		47		96
Samarco Germano dam decommissioning(4)	(7)		–		263
Samarco dam failure provision(5)	(56)		70		586
Net finance costs(6)	57		60		108
Changes in assets and liabilities:
Trade and other payables	–		(2)		(4)

Net operating cash flows		15		(35)		(11)

Net investment and funding of equity accounted investments(7)		(207)		(215)		(424)

Net investing cash flows		(207)		(215)		(424)

Net decrease in cash and cash equivalents		(192)		(250)		(435)

(1)	Proceeds from insurance settlements.
(2)	Includes legal and advisor costs incurred.
(3)	Loss from working capital funding provided during the period.
(4)	US$(6) million change in estimate and US$13 million exchange translation.
(5)	US$(28) million change in estimate and US$84 million exchange translation.
(6)	Amortisation of discounting of provision.
(7)

Includes US$(27) million funding provided during the period, US$(177) million utilisation of the Samarco dam failure provision and US$(3) million utilisation of the Samarco Germano decommissioning provision.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. BHP Brasil provided US$27 million funding under a working capital facility during the period and recognised impairment losses of US$27 million. No dividends have been received by BHP Brasil from Samarco during the period. Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

Provisions related to the Samarco dam failure

		31 Dec 2019 US$M		30 June 2019 US$M
At the beginning of the reporting period		1,914		1,285
Movement in provision		(186)		629
Comprising:
Utilised	(180)		(328)
Adjustments charged to the income statement:
Change in estimate — provision for Samarco dam failure	28		579
Change in estimate — Samarco Germano dam decommissioning	6		263
Amortisation of discounting impacting net finance costs	57		108
Exchange translation	(97)		7

At the end of the reporting period		1,728		1,914

Comprising:
Current		500		440
Non-current		1,228		1,474

At the end of the reporting period		1,728		1,914

Provision for Samarco dam failure

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into an agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement.

To the extent that Samarco does not meet its funding obligations during the 15 year term of the Framework Agreement, each of BHP Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Mining and processing operations remain suspended and Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature of ongoing future operations remain. In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$1.5 billion before tax and after discounting at 31 December 2019 (30 June 2019: US$1.7 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale will establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$38 billion) Federal Public Prosecution Office claim (described below).

BHP Brasil, Samarco and Vale maintain security comprising R$1.3 billion (approximately US$320 million) in insurance bonds, R$100 million (approximately US$25 million) in liquid assets and a charge of R$800 million (approximately US$200 million) over Samarco’s assets. The security is maintained for a period of 30 months from ratification of the Governance Agreement, after which BHP Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$545 million).

Samarco Germano dam decommissioning

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the significant uncertainties surrounding the nature of Samarco’s future operations, BHP Brasil’s provision for a 50 per cent share of the expected Germano decommissioning costs is US$261 million at 31 December 2019 (30 June 2019: US$263 million). Plans for the decommissioning are at an early engineering level and as a result, further engineering work and required validation by Brazilian authorities could lead to material changes to estimates in future reporting periods.

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$38 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.9 billion) injunction request. Suspension of the claim continues for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018.

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Bondholder Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Samarco’s ten-year bond notes (Plaintiff) due 2022-2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former chief executive officer of Samarco.

The Bondholder Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Brasil, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Brasil’s nominees to the Samarco Board. On 5 April 2017, the Plaintiff discontinued its claims against the individual defendants.

The complaint, along with a second amended complaint, has previously been dismissed by the Court. The Plaintiff filed a motion for reconsideration, or leave to file a third amended complaint, which was denied by the Court on 30 October 2019. The Plaintiff has appealed this decision and the appeal remains pending before the Court.

Australian class action complaints

Three separate shareholder class actions were filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure.

Following an appeal to the Full Court of the Federal Court, two of the actions have been consolidated into one action and the third action was permanently stayed. The amount of damages sought in the consolidated action is unspecified.

Judgment on an application to have the proceeding temporarily stayed remains pending.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified.

On 7 August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. The application is scheduled to be heard in June 2020.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions. BHP Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure, the third party claims and the class actions referred to above.

In the half-year ended 31 December 2019, BHP recognised income of US$40 million relating to proceeds from insurance settlements. As at 31 December 2019, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However for the half-year ended 31 December 2019, BHP Brasil has provided US$27 million funding to support Samarco’s operations and a further US$8 million for dam stabilisation and prosecutor experts costs, with undrawn amounts of US$44 million expiring as at 31 December 2019.

In November 2019, BHP approved US$44 million for BHP Brasil’s share of funding for work related to the restart of Samarco’s operations. In December 2019, a further short-term facility of up to US$212 million was made available to carry out remediation and stabilisation work and support Samarco’s care and maintenance and operational restart. Funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2020.

Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management have determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 31 December 2019. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provisions for Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 70 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2021.

While the provisions have been measured based on information available as at 31 December 2019, likely changes in facts and circumstances in future reporting periods may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore the possible revisions in future reporting periods cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	timing of repealing the fishing ban along the Rio Doce, which is subject to certain regulatory approvals and could impact upon the length of financial assistance and compensation payments;

•

number of people eligible for financial assistance and compensation, as duration of registration periods and changes to geographical boundaries or eligibility criteria could impact estimated future costs;

•	costs to complete resettlement of the Bento Rodrigues, Gesteira and Paracatu communities;

•	costs to complete the Germano dam decommissioning.

The provision may also be affected by factors including but not limited to:

•	resolution of existing and potential legal claims;

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis and community participation required under the Governance Agreement;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	updates to discount and foreign exchange rates.

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in the next and future reporting periods.

10.	Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Directors’ Report

The Directors present their report together with the half year financial statements for the half year ended 31 December 2019 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2019 and likely future developments are given on pages 1 to 26. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Due to the international scope of the Group’s operated and non-operated assets and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations over the next six months. The principal risks affecting the Group are described on pages 28 to 43 of the Group’s Annual Report for the year ended 30 June 2019 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the following categories of risks. There are no material changes in those risk factors for the six months of this financial year except to the extent described in the ‘Outlook’ section.

• Asset integrity – risks associated with operational integrity and performance of our assets	• Community wellbeing and human rights – risks that have the potential to impact communities and the environment and damage support for our business with communities, government or the general public

• Occupational and process safety – risks associated with the safety of BHP employees and contractors in performing their work

•  Climate change and greenhouse gas emissions – risks associated with changes in climate patterns, as well as risks arising from policy, regulatory, legal, technological or market responses to climate change

• Capital allocation and returns sustainability – risks associated with the allocation of capital through annual planning and other processes, and ongoing returns from BHP’s assets and investments	• Legal, regulatory, ethics and compliance – risks associated with BHP’s legal, regulatory, ethics and compliance obligations

• Geopolitics and macroeconomics – risks associated with geopolitical and macroeconomic changes that impact our ability to access resources and markets needed to realise our strategy	• Commodity prices – risks associated with the prices of commodities, including sustained price shifts relative to the price of extraction

• Cybersecurity – cyber-related risk events, including attacks on our enterprise or incidents relating to human error	• Balance sheet and liquidity – risks associated with BHP’s ability to maintain a robust and effective balance sheet, distribute dividends and remain financially liquid

• Third party performance – risks associated with the delivery of products and services by third parties engaged by BHP, including contractors and non-operated joint ventures

Dividend

Full details of dividends are given on page 14.

Board of Directors

The Directors of BHP at any time during or since the end of the half year are:

Ken MacKenzie – Chairman since September 2017 (a Director since September 2016)

Mike Henry – an Executive Director since January 2020

Andrew Mackenzie – an Executive Director from May 2013 to December 2019

Terry Bowen – a Director since October 2017

Malcolm Broomhead – a Director since March 2010

Ian Cockerill – a Director since April 2019

Anita Frew – a Director since September 2015

Carolyn Hewson – a Director from March 2010 to November 2019

Susan Kilsby – a Director since April 2019

Lindsay Maxsted – a Director since March 2011

John Mogford – a Director since October 2017

Shriti Vadera – a Director since January 2011

Gary Goldberg – a Director since February 2020

Auditor’s independence declaration

Ernst & Young in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 49 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 dated 24 March 2016 applies. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

/s/ Ken MacKenzie

Ken MacKenzie – Chairman

/s/ Mike Henry

Mike Henry – Chief Executive Officer

Dated this 18th day of February 2020

Directors’ Declaration of Responsibility

The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited and BHP Group Plc, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year financial statements and notes, set out on pages 27 to 45, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the Group as at 31 December 2019 and of its performance for the half year ended on that date;

(b)	to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 26, includes a fair review of the information required by:

(i)

DTR4.2.7R of the Disclosure Guidance and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)

DTR4.2.8R of the Disclosure Guidance and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Group Limited, BHP Group Plc and the Group will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

/s/ Ken MacKenzie

Ken MacKenzie – Chairman

/s/ Mike Henry

Mike Henry – Chief Executive Officer

Dated this 18th day of February 2020

Auditor’s Independence Declaration to the Directors of BHP Group Limited

As lead auditor for the review of the half-year financial report of BHP Group Limited for the half-year ended 31 December 2019, I declare to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

/s/ Ernst & Young

Ernst & Young

/s/ Tim Wallace

Tim Wallace

Partner

18 February 2020

Independent Review Report

Independent Auditors’ Review Report of Ernst & Young (‘EY Australia’) to the members of BHP Group Limited and Ernst & Young LLP (‘EY UK’) to the members of BHP Group Plc

For the purpose of these reports, and unless otherwise stated, the terms ‘we’ and ‘our’ denote both EY Australia in relation to Australian responsibilities and reporting obligations to the members of BHP Group Limited, and EY UK in relation to United Kingdom responsibilities and reporting obligations to the members of BHP Group Plc.

BHP (‘the Group’) consists of BHP Group Limited, BHP Group Plc and the entities they controlled during the half year ended 31 December 2019.

We have reviewed the accompanying half-year financial statements of the Group which comprises the Consolidated Balance Sheet as at 31 December 2019, the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information.

The Directors’ Declaration is considered to be part of the half-year financial report for the purposes of EY Australia’s review conclusion.

We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements.

Conclusion of EY Australia

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial statements, together with the directors’ declaration, in the half year financial report of the Group are not in accordance with the Australian Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated financial position of the Group as at 31 December 2019 and of its consolidated financial performance for the half-year ended on that date; and

b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Conclusion of EY UK

Based on our review, nothing has come to our attention that causes us to believe that the half-year financial statements in the half-year financial report for the six months ended 31 December 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting as adopted by the European Union (‘EU’) and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Directors’ Responsibility for the Half-Year Financial Report

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

•

that gives a true and fair view in accordance with Australian Accounting Standards and the Australian Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half- year financial report that is free from material misstatement, whether due to fraud or error.

•

in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB) and adopted by the EU. The half-year financial statements included in this half-year financial report has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as adopted by the EU.

Auditor’s Responsibility

EY Australia’s responsibility is to express to the members of BHP Group Limited a conclusion on the half-year financial report, including the Directors’ Declaration, based on our review.

EY UK’s responsibility is to express to the members of BHP Group Plc a conclusion on the half-year financial statements in the half-year financial report based on our review.

Scope of Review

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

EY Australia conducted its review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, anything has come to our attention that causes us to believe that the half-year financial statements, together with the directors’ declaration, in the half year financial report is not in accordance with the Australian Corporations Act 2001 including: giving a true and fair view of the Group’s consolidated financial position as at 31 December 2019 and its consolidated financial performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001. As the auditor of the Group, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

EY UK conducted its review in accordance with International Standard on Review Engagements 2410 (UK and Ireland) Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

Independence

In conducting our review, EY Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Use of EY UK’s review report

EY UK’s report is made solely to BHP Group Plc in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than BHP Group Plc and BHP Group Plc’s members as a body, for our work, for this report, or for the conclusions we have formed.

/s/ Ernst & Young	/s/ Ernst & Young LLP
Ernst & Young	Ernst & Young LLP
/s/ Tim Wallace
Tim Wallace Partner Melbourne 18 February 2020 In respect of BHP Group Limited	London 18 February 2020 In respect of BHP Group Plc

Ernst & Young, an Australian partnership and Ernst & Young LLP, a limited liability partnership registered in England and Wales, are member firms of Ernst & Young Global Limited.

EY Australia liability limited by a scheme approved under Professional Standards Legislation.

The maintenance and integrity of the BHP website (www.bhp.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the half-year financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

BHP

BHP

Alternative performance

measures

Half year ended

31 December 2019

Alternative performance measures

We use various alternative performance measures (APMs) to reflect our underlying financial performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s financial statements for the half year ended 31 December 2019 (Financial Report) prepared in accordance with IFRS. The APMs and below reconciliations included in this document for the half year ended 31 December 2019 and comparative periods are unaudited. The APMs are consistent with how management review financial performance of the Group with the Board and the investment community.

We consider Underlying attributable profit to be a key measure that allows for the comparability of underlying financial performance by excluding the impacts of exceptional items, and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is a key APM that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is a relevant measure for capital intensive industries with long-life assets. Underlying EBITDA and Underlying EBIT are included in the Group’s Financial Report, as required by IFRS 8 ‘Operating Segments’.

The “Definition and calculation of alternative performance measures” section outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods some of our APMs adjust the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Group’s financial statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the period are detailed below.

Half year ended 31 December	2019 US$M	2018 US$M
Continuing operations
Revenue	–	–
Other income	40	–
Expenses excluding net finance costs, depreciation, amortisation and impairments	(803)	(33)
Depreciation and amortisation	–	–
Net impairments	–	–
Profit/(loss) from equity accounted investments, related impairments and expenses	36	(117)

Profit/(loss) from operations	(727)	(150)

Financial expenses	(57)	(60)
Financial income	–	–

Net finance costs	(57)	(60)

Profit/(loss) before taxation	(784)	(210)

Income tax benefit/(expense)	271	242
Royalty-related taxation (net of income tax benefit)	–	–

Total taxation benefit/(expense)	271	242

Profit/(loss) after taxation from Continuing operations	(513)	32

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	–

Profit/(loss) after taxation from Continuing and Discontinued operations	(513)	32

Total exceptional items attributable to non-controlling interests	(195)	–
Total exceptional items attributable to BHP shareholders	(318)	32

Exceptional items attributable to BHP shareholders per share (US cents)	(6.3)	0.6

Weighted basic average number of shares (Million)	5,057	5,303

APMs derived from Consolidated Income Statement

Underlying attributable profit

Half year ended 31 December	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	4,868	3,764
Total exceptional items attributable to BHP shareholders(1)	318	(32)

Underlying attributable profit	5,186	3,732

(1)	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

Half year ended 31 December	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	4,868	3,764
Loss attributable to members of BHP for Discontinued operations	–	300
Total exceptional items attributable to BHP shareholders(1)	318	(32)
Total exceptional items attributable to BHP shareholders for Discontinued operations(1)	–	–

Underlying attributable profit – continuing operations	5,186	4,032

(1)	Refer to Exceptional items for further information.

Underlying basic earnings per share

Half year ended 31 December	2019 US cents	2018 US cents
Basic earnings per ordinary share	96.3	71.0
Exceptional items attributable to BHP shareholders per share(1)	6.3	(0.6)

Underlying basic earnings per ordinary share	102.6	70.4

(1)	Refer to Exceptional items for further information.

Underlying EBITDA

Half year ended 31 December	2019 US$M	2018 US$M
Profit from operations	8,314	7,333
Exceptional items included in profit from operations(1)	727	150

Underlying EBIT	9,041	7,483

Depreciation and amortisation expense	3,014	2,888
Net impairments	29	168
Exceptional item included in Depreciation, amortisation and impairments(1)	–	–

Underlying EBITDA	12,084	10,539

(1)	Refer to Exceptional items for further information.

Underlying EBITDA margin

Half year ended 31 December 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	2,415	4,993	10,367	3,266	577	21,618
Revenue – Third party products	38	609	8	–	21	676

Revenue	2,453	5,602	10,375	3,266	598	22,294

Underlying EBITDA – Group production	1,580	2,334	7,121	898	129	12,062
Underlying EBITDA – Third party products	(1)	21	3	–	(1)	22

Underlying EBITDA(2)	1,579	2,355	7,124	898	128	12,084

Segment contribution to the Group’s Underlying EBITDA(3)	13%	20%	60%	7%		100%
Underlying EBITDA margin(4)	65%	47%	69%	27%		56%

Half year ended 31 December 2018 US$M (Restated)	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	3,203	4,475	7,396	4,512	523	20,109
Revenue – Third party products	–	594	22	–	17	633

Revenue	3,203	5,069	7,418	4,512	540	20,742

Underlying EBITDA – Group production	2,259	1,911	4,328	2,025	(10)	10,513
Underlying EBITDA – Third party products	–	13	13	–	–	26

Underlying EBITDA(2)	2,259	1,924	4,341	2,025	(10)	10,539

Segment contribution to the Group’s Underlying EBITDA(3)	22%	18%	41%	19%		100%
Underlying EBITDA margin(4)	71%	43%	59%	45%		52%

(1)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and closed mines (previously disclosed in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the half year ended 31 December 2018 have been restated to reflect the inclusion of closed mines in Group and unallocated items.

(2)	Refer to Underlying EBITDA for further information.
(3)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(4)	Underlying EBITDA margin excludes Third party products.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2019 US$M	2018 US$M
Capital expenditure (purchases of property, plant and equipment)	3,405	2,661
Add: Exploration expenditure	390	397
Capital and exploration expenditure (cash basis) – Continuing operations	3,795	3,058
Capital and exploration expenditure – Discontinued operations	–	443

Capital and exploration expenditure (cash basis) – Total operations	3,795	3,501

Free cash flow

Half year ended 31 December	2019 US$M	2018 US$M
Net operating cash flows	7,442	7,274
Net investing cash flows	(3,732)	3,330

Free cash flow	3,710	10,604

Free cash flow – Continuing operations

Half year ended 31 December	2019 US$M	2018 US$M
Net operating cash flows from Continuing operations	7,442	6,709
Net investing cash flows from Continuing operations	(3,732)	(3,151)

Free cash flow – Continuing operations	3,710	3,558

APMs derived from Consolidated Balance Sheet

With effect from 1 July 2019, the net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings.

Management believes this amendment is useful because it reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt-related derivative financial instruments are a subset of the other financial assets and liabilities represented on the Consolidated Balance Sheet. Prior period comparatives have been restated to reflect the change in net debt calculation.

As a result of the adoption of IFRS 16 ‘Leases’ from 1 July 2019, the current period ‘Total Interest bearing liabilities’ includes all leases under the new definition. The Group elected to apply the modified retrospective transition approach, with no restatement of comparative periods. Refer to ‘Note 2 – Impact of new accounting standards’ in the Financial Report.

Net debt and gearing ratio

	31 Dec 2019 US$M	30 June 2019 US$M Restated	31 Dec 2018 US$M Restated	30 June 2018 US$M Restated
Interest bearing liabilities – Current	4,273	1,661	1,527	2,736
Interest bearing liabilities – Non current	22,535	23,167	23,938	24,069

Total interest bearing liabilities	26,808	24,828	25,465	26,805

Comprising:
Borrowings	24,230	24,113	24,716	26,003
Lease Liabilities(1)	2,578	715	749	802

Less: Cash and cash equivalents	14,321	15,613	15,575	15,871

Less: Net debt management related instruments(2)	(233)	(204)	(919)	(805)
Less: Net cash management related instruments(3)	(123)	(27)	165	134

Less: total derivatives included in net debt	(356)	(231)	(754)	(671)

Net debt	12,843	9,446	10,644	11,605

Net assets	52,418	51,824	55,316	60,670

Gearing	19.7%	15.4%	16.1%	16.1%

(1)	Reflects the impact of IFRS 16. Refer to ‘Note 2 – Impact of new accounting standards’ in the Financial Report.
(2)	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
(3)	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Net debt waterfall

	31 Dec 2019 US$M	30 June 2019 US$M Restated	31 Dec 2018 US$M Restated
Net debt at the beginning of the period	(9,446)	(11,605)	(11,605)

Net operating cash flows	7,442	17,871	7,274
Net investing cash flows	(3,732)	2,607	3,330
Net financing cash flows	(5,000)	(20,528)	(11,098)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(1,290)	(50)	(494)

Carrying value of interest bearing liability repayments	267	2,351	1,589

Carrying value of debt related instruments repayments	–	160	160

Carrying value of cash management related instruments proceeds	(98)	(427)	(247)

Fair value adjustment on debt (including debt related instruments)	6	44	(48)
Foreign exchange impacts on cash (including cash management related instruments)	21	94	55
IFRS16 leases taken on at 1 July	(2,301)	–	–
Lease additions	(233)	–	–
Lease revaluation related to freight index	282	–	–
Other	(51)	(13)	(54)

Non-cash movements	(2,276)	125	(47)

Net debt at the end of the period	(12,843)	(9,446)	(10,644)

Net operating assets
	31 Dec 2019 US$M	31 Dec 2018 US$M
Net assets	52,418	55,316

Less: Non-operating assets
Cash and cash equivalents	(14,321)	(15,575)
Trade and other receivables(1)	(273)	(44)
Other financial assets(2)	(1,098)	(899)
Current tax assets	(137)	(92)
Deferred tax assets	(3,866)	(3,849)
Assets related to Onshore US divestment	–	(3,500)

Add: Non-operating liabilities
Trade and other payables(3)	288	294
Interest bearing liabilities	26,808	25,465
Other financial liabilities(4)	1,067	1,272
Current tax payable	1,104	1,101
Non-current tax payable	112	136
Deferred tax liabilities	3,032	3,381
Liabilities related to Onshore US divestment	–	200

Net operating assets	65,134	63,206

(1)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts and investment in shares and other investments.
(3)	Represents accrued interest payable included within other payables.
(4)	Represents cross currency and interest rate swaps and forward exchange contracts.

Other APMs

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended December 2019 and relates them back to our Consolidated Income Statement.

With effect from 1 July 2019, the Change in volumes variance calculation has been changed to reference prior year price less variable unit cost instead of prior year Underlying EBITDA margin. This change to the Change in volumes variance calculation is offset in the Operating cash costs variance calculation. Management believes this amendment is useful because the entire impact of a Change in volumes will be reflected in one category instead of separately reporting the related fixed cost dilution impacts in the Operating cash costs category. Prior periods have not been restated for this change.

	Revenue US$M	Total expenses, Other income and Profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Half year ended 31 December 2018
Revenue	20,742
Other income		170
Expenses excluding net finance costs		(13,695)
Profit/(loss) from equity accounted investments, related impairments and expenses		116

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(13,409)

Profit from operations			7,333
Depreciation, amortisation and impairments				3,056
Exceptional items				150

Underlying EBITDA					10,539

Change in sales prices	1,649	(89)	1,560	–	1,560
Price-linked costs	–	(110)	(110)	–	(110)

Net price impact	1,649	(199)	1,450	–	1,450

Change in volumes	(109)	(17)	(126)	–	(126)

Operating cash costs	–	142	142	–	142
Exploration and business development	–	(36)	(36)	–	(36)

Change in controllable cash costs	–	106	106	–	106

Exchange rates	(35)	313	278	–	278
Inflation on costs	–	(169)	(169)	–	(169)
Fuel and energy	–	29	29	–	29
Non-cash	–	(260)	(260)	–	(260)
One-off items	–	–	–	–	–

Change in other costs	(35)	(87)	(122)	–	(122)

Asset sales	–	6	6	–	6
Ceased and sold operations	(46)	(13)	(59)	–	(59)
Other	93	197	290	–	290

Depreciation, amortisation and impairments	–	13	13	(13)	–
Exceptional items	–	(577)	(577)	577	–

Half year ended 31 December 2019
Revenue	22,294
Other income		209
Expenses excluding net finance costs		(14,315)
Profit/(loss) from equity accounted investments, related impairments and expenses		126

Total other income, expenses excluding net finance costs and Profit from equity accounted investments, related impairments and expenses		(13,980)

Profit/(loss) from operations			8,314
Depreciation, amortisation and impairments				3,043
Exceptional items				727

Underlying EBITDA					12,084

Underlying return on capital employed (ROCE)

	31 Dec 2019 US$M	30 June 2019 US$M Restated	31 Dec 2018 US$M Restated
Profit after taxation from Continuing and Discontinued operations	5,190	9,185	4,149
Exceptional items(1)	513	818	(32)

Subtotal	5,703	10,003	4,117
Adjusted for:
Net finance costs	524	1,072	533
Exceptional items included within net finance costs(1)	(57)	(108)	(60)
Income tax expense on net finance costs	(149)	(319)	(159)

Profit after taxation excluding net finance costs and exceptional items	6,021	10,648	4,431

Annualised Profit after taxation excluding net finance costs and exceptional items	12,042	10,648	8,862

Net assets at the beginning of the period	51,824	60,670	60,670
Net debt at the beginning of the period(2)	9,446	11,605	11,605

Capital employed at the beginning of the period	61,270	72,275	72,275

Net assets at the end of the period	52,418	51,824	55,316
Net debt at the end of the period(2)	12,843	9,446	10,644

Capital employed at the end of the period	65,261	61,270	65,960

Average capital employed	63,266	66,773	69,118

Underlying Return on Capital Employed	19.0%	15.9%	12.8%

(1)	Refer to Exceptional items for further information.
(2)	The Underlying ROCE calculation uses the restated net debt calculation for the comparative periods.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(2)	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	903	1,963	8,864	488	(176)	12,042	–	12,042
Average capital employed	9,067	23,004	16,159	8,876	6,160	63,266	–	63,266

Underlying Return on Capital Employed	10%	9%	55%	5%	–	19.0%	–	19.0%

Full year ended 30 June 2019 US$M Restated(1)	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(2)	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	1,155	1,451	6,721	2,274	(624)	10,977	(329)	10,648
Average capital employed	8,613	22,449	16,283	8,715	5,354	61,414	5,359	66,773

Underlying Return on Capital Employed	13%	6%	41%	26%	–	17.9%	–	15.9%

Half year ended 31 December 2018 US$M Restated(1)	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(2)	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	1,331	799	5,216	2,305	(214)	9,437	(575)	8,862
Average capital employed	9,559	22,278	16,386	8,721	6,815	63,759	5,359	69,118

Underlying Return on Capital Employed	14%	4%	32%	26%	–	14.8%	–	12.8%

(1)	The Underlying ROCE calculation uses the restated net debt calculation for the comparative periods.
(2)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and closed mines (previously disclosed in the Petroleum reportable segment), and consolidation adjustments. Comparative periods have been restated to reflect the inclusion of closed mines in Group and unallocated items.

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2019 US$M	Western Australia Iron Ore	Antamina	Escondida	Conventional Petroleum	Queensland Coal	Pampa Norte	Potash	Olympic Dam	Cerrejon	New South Wales Energy Coal	Other	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	8,849	307	1,641	1,167	937	219	(14)	(65)	(28)	(152)	(819)	12,042	–	12,042
Average capital employed	18,119	1,332	11,054	7,938	7,198	3,066	4,160	7,452	822	858	1,267	63,266	–	63,266

Underlying Return on Capital Employed	49%	23%	15%	15%	13%	7%	(0%)	(1%)	(3%)	(18%)	–	19.0%	–	19.0%

Full year ended 30 June 2019 US$M Restated(1)	Western Australia Iron Ore	Antamina	Escondida	Conventional Petroleum	Queensland Coal	Pampa Norte	Potash	Olympic Dam	Cerrejon	New South Wales Energy Coal	Other	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	6,730	374	1,176	1,476	2,151	224	(59)	(62)	98	153	(1,284)	10,977	(329)	10,648
Average capital employed	18,040	1,281	11,760	7,617	7,028	2,376	3,881	7,091	851	863	626	61,414	5,359	66,773

Underlying Return on Capital Employed	37%	29%	10%	19%	31%	9%	(2%)	(1%)	12%	18%	–	17.9%	–	15.9%

Half year ended 31 December 2018 US$M Restated(1)	Western Australia Iron Ore	Antamina	Escondida	Conventional Petroleum	Queensland Coal	Pampa Norte	Potash	Olympic Dam	Cerrejon	New South Wales Energy Coal	Other	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	5,215	382	981	1,599	2,114	64	(128)	(358)	162	195	(789)	9,437	(575)	8,862
Average capital employed	17,705	1,264	11,990	8,596	7,034	1,999	3,784	7,114	870	848	2,555	63,759	5,359	69,118

Underlying Return on Capital Employed	29%	30%	8%	19%	30%	3%	(3%)	(5%)	19%	23%	–	14.8%	–	12.8%

(1)	The Underlying ROCE calculation uses the restated net debt calculation for the comparative periods.

Definition and calculation of alternative performance measures

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations		Earnings before net finance costs, taxation expense and discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration expenditure.

Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less net investing cash flows.

Net debt	Net debt shows the position of gross debt offset by cash immediately available to pay debt if required and any associated derivative financial instruments. It, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Annualised profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half-year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation and exceptional items.

Unit cost	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.	Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group.

Conventional petroleum unit costs exclude:

•  Exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and the Group believes it provides a similar basis of comparison to our peer group;

• Other costs that do not represent underlying cost performance of the business.

Escondida unit costs exclude:

• By-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, Queensland Coal and NSWEC unit cash costs exclude royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price- linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 18, 2020	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary